Exhibit 99.1

Midatech will host a conference call and live Q&A session today (Tuesday 4 April 2017) at 1400 BST / 0900 EDT for analysts and investors to discuss the Annual Results. Dr Jim Phillips, Chief Executive Officer, and Nick Robbins-Cherry, Chief Financial Officer, will participate. Dial-in details are: UK: +44 1452 555 566, US: +1 86 69 66 94 39, ID: 95480046.
The presentation will be available on Midatech’s website shortly before the call, and a recording will be available shortly afterwards.

4 April 2017
Midatech Pharma PLC
(“Midatech”, “Company” or “Group”)

Audited financial results for the year ended 31 December 2016

Midatech Pharma (AIM: MTPH; Nasdaq: MTP), the international specialty pharmaceutical company focused on commercialising and developing products in oncology, immunology and other therapeutic areas, today announces its audited financial results for the twelve-month period ended 31 December 2016.

Financial highlights

•	Total gross revenues(1) for the year up 510% to £9.21m (2015: 844% to £1.51m) (2014: £0.16m), in line with expectations

•	Statutory Revenue(2) for the year up 718% to £6.38m (2015: 2,500% to £0.78m) (2014: £0.03m)

•	£17.61m cash and deposits at 31 December 2016 (2015: £16.18m, 2014: £30.33m), in line with market forecasts

•	Net loss after tax of £20.16m (2015: £10.10m, 2014: £8.82m) with net cash inflow in the year of £0.97m (2015: £14.17m outflow, 2014: £27.94m inflow)

•	Tax credit receivable of £1.44m (2015: £1.20m, 2014: £0.84m)

•	Entered into a senior secured £6 million loan agreement with Silicon Valley Bank in Q1 2017

Operational highlights including post period end highlights

•	Successful integration and strong sales performance from recently acquired US commercial business

•	Midatech’s launch of our anti-nausea product Zuplenz® in the US

•	Preparation for final development and commercialisation of Q-Octreotide

•	Product candidate testing for hepatocellular carcinoma (HCC) and glioblastoma (GBM)

•	Dosing commenced in first immunotherapy vaccine Phase I study for type 1 diabetes

•	Further positive progress seen in the Company’s OpsiSporin and MTX110/111 (DIPG) programmes

1 Total gross revenues represents the full list price of products shipped to wholesalers and other customers before product returns, discounts, rebates and other incentives based on the sales price and grant revenue.

2 Statutory Revenue represents total gross revenue, excluding grant revenue and after deductions for product returns, discounts, rebates and other incentives.

Commenting on the Annual Results for 2016, Midatech’s Chairman, Rolf Stahel, said: “Midatech has made significant progress in 2016 and continued to lay down sound foundations for future growth both across the commercial side of the business and with the exciting pipeline of drugs in development.

“Our operations in the US have the potential to deliver double-digit top-line growth in 2017 and our fully integrated R&D pipeline with two platform technologies continues to progress well with several clinical milestones expected in 2017.

“With the funds raised in November we have continued to invest in the pipeline, manufacturing and commercial platforms, all supporting the development of the Company towards future profitability. We look forward to another successful year of growth in 2017”

– Ends –

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Duncan Monteith
Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Cameron Standage
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a US commercial operation marketing four cancer care supportive products, and co-promoting two others. Midatech's strategy is to internally develop oncology products and collaborate with partners in other therapy areas, and to drive growth both organically and through strategic acquisitions. The Company's R&D activities are supported by two breakthrough drug delivery technologies: Q-Sphera for sustained release and our proprietary gold nanoparticles. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.110 staff in four countries. For further company information see: www.midatechpharma.com

Forward-Looking Statements
Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States, including (without limitation) those regarding the Group's financial position, business strategy, products, plans and objectives of management for future operations, and any statement preceded or followed by, or including, words such as "target", "believe", "expect", "aim", "intend", "will", "may", "anticipate", "would" or "could", or negatives of such words. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

CHAIRMAN AND CHIEF EXECUTIVE’S STATEMENT

We have made significant progress in 2016 and laid down sound foundations for future growth both across the commercial side of the business and with the exciting pipeline of drugs in development.

Year in review

Midatech has continued to make good progress in 2016 in research and development of its niche cancer therapies including some potentially ground-breaking new therapies for brain cancer and liver cancer using our GNP-enabled technology platforms and know-how.

This has also been a year of strong revenue growth, with the successful launch of Zuplenz®, alongside growing traction within our wider product base, and the reorganisation and optimisation of our US operation. We have brought in new management talent and new national accounts positions to allow us greater contact with hospital consortia, giving formulary access capabilities that did not exist before.

Total gross revenues for 2016 were £9.2m, in line with market expectations, up 510% from £1.51m in 2015 and an increase of 88% from £4.9m for the pro-forma combined Midatech and pre-acquisition DARA BioSciences, Inc. businesses in 2015.

Statutory Revenue was also up, by 718%, to £6.4m from £0.8m in 2015. Loss after tax was up significantly to £20.2m from £10.1m in 2015. However, 2016 included a full year of Midatech US costs and a one-off charge of £11.4m in respect of our Oravig product, discussed below.  Cash balance at year end was £17.6m, an increase of £1.4m (including exchange gains) on 2015, thanks to the oversubscribed fundraise completed in Q4 2016, discussed below.

Strategy and path to profitability

Our primary objective is to grow our innovative product related revenues and launch our new products for rare cancers so that we can create value for our shareholders through a profitable and self-sustaining business with the resultant benefit to patients and clinicians.

Our strategic priorities are to grow revenues from the products we already have (which alone have the potential to allow the business to achieve profitability) and to take our three key R&D investment programmes efficiently through drug development and into commercialisation.

As part of this strategy, a significant step was completion of the latest investment in our Bilbao facility, enabling the manufacture of our sustained release products on a larger scale. This means we will be able to manufacture in-house most of our own products to clinical stage, i.e. human studies, and in some cases to early commercial scale. Following a recent, successful inspection by the Spanish Medicines Agency, AEMPS, we await the issuance of a revised licence that will allow us to manufacture products based on both of our platform technologies for use in humans.

Commercialised products

The US business, with the addition of Zuplenz®, continued to perform well after its reorganisation in the first quarter of 2016, and we met our revenue targets for the year. We continue to look for ways to increase our access to the US market, such as co-promotional deals of the type we have recently signed with R-Pharm, where they will be co-promoting our products into places that we don’t currently have the capacity to call on, potentially doubling our reach into the US market.

Sales of our Oravig product, acquired as part of the DARA deal, have been disappointing, particularly in the latter part of the year. We were therefore required to write down the value of that asset. However, total sales of our other products, in aggregate, have outperformed our expectations, compensating for any shortfall in revenue from Oravig, such that the US business overall is doing well against expectations. Accounting standards do not permit us to reassess the book value of these other assets upwards where performance exceeds expectations.

R&D pipeline

Our EU based R&D operation is very much focussed on our three, lead research and development programmes, each of which could transform the business, both in terms of saving lives and in driving revenue growth and future profitability. Each has the potential to achieve highly significant revenue that would transform our financial performance.

Our Q-Octreotide programme for the treatment of acromegaly and carcinoid syndrome is preparing for a short phase of first in-man bioequivalence clinical trials in 2017 to take the product to market. Over the last year, we have completed the formulation of the product (which is a new version of an existing drug, requiring less clinic time and is easier to use) and completed pre-clinical testing. Now, we hope to follow an expedited route to get the product registered and filed over the next two years, requiring a small number of clinical trials.

The product would be entering a global market for the chronic treatment of acromegaly and metastatic carcinoid syndrome, worth an estimated $2 billion per year. The revised manufacturing licence for our Spanish facility opens the way for our first in-man study of Q-Octreotide in 2017.

MTX110 is a treatment for DIPG, a rare childhood brain cancer for which there is currently no satisfactory treatment. Patients’ average survival time is just 7-9 months. Following unsolicited requests from treating physicians, the treatment has been made available on a compassionate use basis. We look forward this year to taking that programme into pivotal clinical trials which we hope will lead to successful regulatory filing and approval.

The third key programme is a new treatment for liver cancer. After having tested a large number of drug and targeting agent constructs, built around our gold nanoparticle platform, in 2016 we were able to identify a combination that appears to have a significant impact on liver cancer cells, while sparing the healthy tissues in the body. Levels of chemotherapy that, without our technology can be lethal to animals, have been exceptionally well tolerated when targeted using our nanoparticle system, while clearly showing strong anti-tumour activity. We are now taking that product forward to prepare it for clinical trials by 2018.

We have now exited the legacy insulin programme following the clinical trial readout in Q2 2016. The negative result has no impact on our cancer focus, however, and the learnings of the insulin programme have been applied – our current nanotechnology formulations are suitable for injection/infusion, but we do intend to develop alternative, novel forms for oral administration.

Fund raise

In Q4 2016 we concluded the first round of fundraising since the Group’s IPO in 2014, culminating in a significantly oversubscribed offer which allowed the Company to raise £16.7m before costs. The additional capital will be used to fund the ongoing development of our R&D pipeline products and growth of the commercial business with a view to achieving sustainable profitability.

Summary and outlook

Midatech delivered against its business plan in 2016.

We are aware of increased scrutiny on pricing in the US but we do not expect it to have a significant impact on our product portfolio. As a business, we are not overly exposed to the potential implications of the UK leaving the EU. We earn revenues mainly in US dollars and our expenses are largely in Sterling or Euros, so the net effect of Brexit-related currency movements has had a generally positive impact on reported revenue and net assets. US and other non-EU pharmaceutical businesses operate successfully in Europe and we expect to continue to do so, however, through our operation in Bilbao, Spain, we are well established within the ongoing European Union.

We are well placed to deliver attractive further growth: our existing products give us the future opportunity to become profitable (even without further products coming to market), we have a strong management team and an exciting pipeline with the capability to increase our revenues substantially over the next five to ten years as those products come to market.

Thanks to the motivation, talent and hard work of our colleagues, we are optimistic that the business can continue to deliver strong revenue growth in preparation for the launch of our new products, currently in development, as they come to market over the coming years.

On behalf of the Board, we would like to thank all of Midatech staff, investors, clinicians and patients for their support in 2016.

Rolf Stahel	Dr Jim Phillips
Chairman	Chief Executive Officer

Date 4 April 2017

FINANCIAL REVIEW

Introduction

Midatech Pharma plc (the "Company") was incorporated as a company on 12 September 2014 and is domiciled in England. The Midatech Group was formed on 31 October 2014 when Midatech Pharma plc acquired the entire issued share capital of Midatech Limited and its wholly owned subsidiaries.  The Group was expanded when, on 8 December 2014, the Company acquired the entire issued share capital of UK based Q Chip Limited (“Q Chip”), a pharmaceutical development company.  Q Chip was subsequently renamed Midatech Pharma (Wales) Limited (“MPW”).  On 4 December 2015, the Company acquired the entire issued share capital of U.S. based, DARA BioSciences, Inc. (“DARA”), an oncology supportive care pharmaceutical company.  DARA was subsequently renamed Midatech Pharma US, Inc. (“MPUS”).

The MPUS business brought with it a portfolio of five cancer supportive care products and an established commercial platform in the U.S. market with a field sales organisation. To supplement this acquisition, on 24 December 2015, the Company acquired Zuplenz® (ondansetron), a marketed anti-emetic oral soluble film from Galena Biopharma, Inc. (Nasdaq: GALE) for the prevention of chemotherapy-induced nausea and vomiting, radiotherapy-induced nausea and vomiting, and post-operative nausea and vomiting.

The Company was admitted to the London Stock Exchange’s Alternative Investment Market (“AIM”) on 8 December 2014, raising £32.0m before costs in new capital.  On 4 December 2015, following the DARA acquisition, American Depositary Receipts ("ADRs") with each ADR representing the right to receive two ordinary shares, were admitted to trading on the NASDAQ Stock Market LLC trading platform ("NASDAQ").

On 28 October 2016, the Company announced that at a General Meeting, shareholders had approved the issuance of 15,157,044 new ordinary shares following a substantially oversubscribed Placing to new and existing institutional shareholders and additional Open Offer.  This raised proceeds of £16.67m before expenses and the new shares were admitted to AIM on 31 October 2016.

Key performance indicators

	2016		2015		Change

Total gross revenues(1)	£9.21	m	£1.51	m	+510%
Statutory Revenue	£6.38	m	£0.78	m	+718%
US revenue	£5.60	m	£0.56	m	+900%
US revenue as % of Statutory Revenue	88%		72%		n/a
R&D costs	£6.68	m	£5.92	m	+13%
R&D as % of operating costs(2)	35%		60%		n/a
Loss from operations before intangible asset impairment charges and acquisition and listing costs and acquisition expenses(2)	(£19.17m)		(£9.93m)		+93%
Net cash inflow/(outflow) for the year	£0.97	m	(£14.17m)		n/a
Average headcount	84		74		+13%

1)
Total gross revenues represents the full list price of products shipped to wholesalers and other customers before product returns, discounts, rebates and other incentives based on the sales price plus grant revenue.

2)	Total operating costs used to calculate R&D as a percentage of operating costs is stated before Oravig impairment charge of £11.41m (2015: stated before listing and acquisition expenses of £2.99m).

Financial analysis

Midatech’s KPIs have historically been focused on the key areas of cash management, operating results and R&D spend. These areas continue to be critical to the business, however, Midatech’s US commercial operation is increasingly important and KPIs in this area are now included.  Additional financial and non-financial KPIs, including further KPIs in respect of the research and development programmes and commercial operation, will be formalised in due course.

For the year ended 31 December 2016, Midatech generated consolidated total gross revenues(1) of £9.21m (2015: £1.51m), an increase of 510% on the prior year and in-line with the upper end of market expectation.  Statutory Revenue for the year also increased, by 718%, to £6.38m (2015: £0.78m).

As part of the DARA deal, Midatech acquired the sales and marketing rights to five products, including Oravig®, for the treatment of oral thrush, a common side effect of chemotherapy.  Whilst overall performance of the MPUS business has been good, sales of Oravig has been disappointing and, as a result, the value of this element of the acquired intangible assets has become impaired, resulting in a charge of £11.41m to the Income Statement.  It is unfortunate that accounting standards do not permit an impairment to be offset by any increase in the value of other intangibles, however, the performance of the other products, including Zuplenz®, has enabled us to support the carrying value of goodwill in the MPUS business.

Net cash inflows for the year were £0.97m (2015: outflow of £14.17m) reflecting the share issue in October 2016 where £15.57m was raised after costs.  Stripping out the share issue proceeds, the adjusted outflow of £14.14m was in line with the forecast for the year. Cash management continues to be a major focus for the Board and senior management.

Cost of sales

Cost of sales has increased commensurately with product sales to £0.67m (2015: £0.07m) reflecting both a full year of commercial operations and continued growth in sales.

Research and development expenditure

Research and development costs increased on the previous year to £6.68m (2015: £5.92m) reflecting significant, ongoing investment in Midatech’s R&D programmes. Activities in the year included:

•	Final pre-clinical studies of Midatech’s Q-Octreotide sustained release treatment of acromegaly and carcinoid syndrome. This project is moving into its first in-man, bio-equivalence study in 2017.

•	Ongoing development work on MTX110 for the treatment of the rare children’s cancer, DIPG. This programme is moving towards a pivotal human study, expected during 2017.

•
Investigational New Drug (“IND”) enabling studies and final candidate selection for our liver cancer and glioblastoma (brain cancer) programmes.  Further IND enabling programmes planned for 2017 and first human study in late 2017/early 2018.

•	Final pre-clinical formulation development and toxicological studies of OpsiSporin sustained release treatment for uveitis in readiness for clinical development phase.

•	Preparatory work leading to the Phase I study for our first immunotherapy vaccine for type 1 diabetes.

Distribution costs, sales and marketing

Prior to the acquisition of DARA/MPUS in December 2015, Midatech did not classify any of its costs as specifically relating to distribution, sales or marketing. With a full year of commercial operations in the US, distribution costs, sales and marketing has increased significantly to £9.52m (2015: £0.37m). This includes amortisation of intangible assets acquired as part of the acquisition of DARA/MPUS resulting in a charge of £3.38m (2015: £0.23m).

Administrative costs

Midatech’s administrative costs also increased on the prior year to £9.22m (2015: £7.93m), largely due to the inclusion of a full year of US commercial operations (2015: included listing and acquisition expenses of £2.99m). The increase in 2016 administrative costs was driven by consolidation of the US commercial business for a full year added £4.38m to administrative costs (2015: £0.33m) including £1.10m associated with the departure of three former senior executives.

Impairment Charge

As noted above, write down by £11.41m of the product sales and marketing rights of our Oravig product following disappointing sales performance, particularly during the latter part of 2016.

Staff costs

During the year, the average number of staff employed grew by 13% to 84 (2015: 74) and the payroll cost increased by 66% to £7.49m (2015: £4.52m)., including £1.1m relating to former, senior DARA management who left during 2016.

Capital expenditure

The total cash expenditure on property plant and equipment in 2016 was £1.35m (2015: £0.92m), principally reflecting investment in Midatech’s sustained release (“SR”) platform technology in advance of the Q-Octreotide first in-man clinical trial scheduled for early 2017. Midatech’s manufacturing facility in Bilbao, Spain was expanded to enable the in-house production of Q-Octreotide and additional equipment was purchased for our SR development facility in Cardiff, UK.

Movement in total assets

Total assets saw a reduction from £64.0m at 31 December 2015 to £56.7m at 31 December 2016. This was principally the result of the net effect of impairment and amortisation charges on product right intangible assets of £15.0m, and a £4.8m foreign exchange gain arising on US denominated intangible assets as set out in note 10.  Property plant and equipment increased by £0.8m mainly as a result of the manufacturing facility in Bilbao, noted above. Cash and cash equivalents, increased by £1.4m as a result of the cash from the fundraise that completed in October 2016 being greater than net cash used in operating and investing activities during the year.

Movement in total liabilities

Total liabilities saw a reduction from £17.2m at 31 December 2015 to £11.0m at 31 December 2016. This was principally the result of the reduction of the £6.5m deferred tax liability as at 31 December 2015 to £nil at 31 December 2016. This reduction has been driven by the impairment and amortisation charges on product right intangible assets and the recognition of a deferred tax asset in respect of losses set against any remaining deferred tax liability. Furthermore, the derivative financial liability reduced by £1.2m as a result of the share options and warrants acquired with Midatech Pharma US lapsing during 2016 and the reduction in the share price as described in more detail in the notes to the financial statements.

Other comprehensive income

Other comprehensive income comprises £3.23m (2015: £0.40m) foreign exchange gain arising on retranslation of Midatech Pharma US operations.

Cash flow

Net cash outflow from operating activities for the year was £13.09m (2015: £12.42m).  There was, however, a net cash inflow from financing activities of £15.26m (2015: outflow of £0.22m) which, along with the capital expenditure in the year, resulted in a net cash inflow for the year of £0.97m (2015: outflow of £14.17m). This saw the year end cash balance increase to £17.61m (2015: £16.18m).

Capital structure

As noted above, 15,157,044 new ordinary shares were issued on 28 October 2016 to subscribers in a Placing and additional Open Offer.  This raised proceeds of £16.67m before expenses and the new shares were admitted to AIM on 31 October 2016.  In addition, on 1 July 2016, 74,908 new ordinary shares were issued to former shareholders of Q Chip as the second and final tranche of deferred consideration shares for that acquisition.  No other new shares were issued during the year.

As at 31 December 2016 Midatech Pharma plc had in issue 48,699,456 Ordinary Shares of 0.005 pence each.

	Note	2015	2016	2014
		£’000	£’000	£'000

Gross sales	3	8,659	914	25
Grant revenue		547	600	132
Total gross revenues		9,206	1,514	157

Revenue	3	6,376	775	25
Grant revenue		547	600	132
Total revenue		6,923	1,375	157

Cost of sales		(667)	(70)	-
Gross profit		6,256	1,305	157
Research and development costs		(6,684)	(5,920)	(3,639)
Distribution costs, sales and marketing	4	(9,523)	(374)	-
Administrative costs	4	(9,222)	(7,929)	(4,405)
Impairment of intangible assets	10	(11,413)	-	(1,800)

Loss from operations before intangible asset impairment charges, listing costs and acquisition expenses		(19,173)	(9,927)	(6,952)

Impairment of intangible assets		(11,413)	-	(1,800)
Listing and acquisition expenses – included in administrative costs		-	(2,991)	(935)

Loss from operations	4	(30,586)	(12,918)	(9,687)

Finance income	6	1,337	1,691	8
Finance expense	6	(73)	(5)	(161)

Loss before tax		(29,322)	(11,232)	(9,840)

Taxation	7	9,160	1,133	1,018

Loss for the year attributable to the owners of the parent		(20,162)	(10,099)	(8,822)

Other comprehensive income:

Items that will or may be reclassified subsequently to profit or loss when specific conditions are met:
Exchange gains/(losses) arising on translation of foreign operations		3,228	399	(151)

Total other comprehensive income/(loss), net of tax		3,228	399	(151)

Total comprehensive loss attributable to the owners of the parent		(16,934)	(9,700)	(8,973)

Loss per share
Basic and diluted loss per ordinary share - pence	8	(56p )	(36p )	(98p )

Company Number 09216368	Note	2016	2015	2014
Assets		£’000	£’000	£’000
Non-current assets
Property, plant and equipment	9	2,766	1,984	1,516
Intangible assets	10	31,172	41,339	13,094
Other receivables due in greater than one year	17	448	387	425
		34,386	43,710	15,035
Current assets
Inventories	19	817	459	-
Trade and other receivables	17	2,439	2,496	462
Taxation		1,439	1,201	841
Cash and cash equivalents	18	17,608	16,175	30,325
		22,303	20,331	31,628
Total assets		56,689	64,041	46,663
Liabilities
Non-current liabilities
Borrowings	21	1,620	1,508	1,488
Deferred tax liability	24	-	6,547	354
		1,620	8,055	1,842
Current liabilities
Trade and other payables	20	8,407	7,084	2,341
Borrowings	21	538	442	491
Derivative financial liability – equity settled	22	400	1,573	-
		9,345	9,099	2,832
Total liabilities		10,965	17,154	4,674

Issued capital and reserves attributable to owners of the parent
Share capital	25	1,002	1,002	1,001
Share premium	26	47,211	31,643	31,643
Merger reserve	26	53,003	52,803	37,776
Shares to be issued	26	-	200	800
Foreign exchange reserve	26	3,618	390	(9)
Accumulated deficit	26	(59,110)	(39,151)	(29,222)
Total equity		45,724	46,887	41,989

Total equity and liabilities		56,689	64,041	46,663

The financial statements were approved and authorised for issue by the Board of Directors on April 3, 2017 and were signed on its behalf by:

Nick Robbins-Cherry
Chief Financial Officer

The notes form an integral part of these consolidated financial statements

	Note	2016	2015	2014
		£’000	£’000	£'000
Cash flows from operating activities
Loss for the year		(20,162)	(10,099)	(8,822)
Adjustments for:
Depreciation of property, plant and equipment	9	772	501	321
Amortisation of intangible fixed assets	10	3,583	236	1
Loss on disposal of fixed assets		-	-	89
Net interest (income)/expense	6	(1,264)	(1,686)	153
Impairment of product and marketing rights	14	11,413	-	-
Impairment of IPRD	14	-	-	1,800
Gain on bargain purchase	13		(165)	-
Share based payment expense	5	203	170	-
Taxation	7	(9,160)	(1,133)	(1,018)

Cash flows from operating activities before changes in working capital		(14,615)	(12,176)	(7,476)

Increase in inventories		(237)	(62)	-
(Increase)/Decrease in trade and other receivables		(242)	(1,540)	761
Increase in trade and other payables		358	711	466

Cash used in operations		(14,736)	(13,067)	(6,249)

Taxes received		1,650	646	794

Net cash used in operating activities		(13,086)	(12,421)	(5,455)

Investing activities
Purchases of property, plant and equipment		(1,347)	(922)	(1,030)
Purchase of intangibles		(19)	(3)	-
Acquisition of subsidiary, net of cash acquired	12	-	1,867	115
Acquisition of business, net of cash acquired	13	-	(2,528)	-
Interest received		164	53	8

Net cash used in investing activities		(1,202)	(1,533)	(907)

Financing activities
Interest paid		(74)	(5)	(48)
Payments to finance lease creditors		(69)	(49)	(48)
Repayment of borrowings		(235)	(165)	(346)
New bank loan		65	-	-
Loan finance raised		-	-	890
Share issues net of costs	18	15,568	-	33,852

Net cash generated from/(used in) financing activities		15,255	(219)	34,300

Net increase/(decrease) in cash and cash equivalents		967	(14,173)	27,938

Cash and cash equivalents at beginning of year		16,175	30,325	2,387

Exchange gains on cash and cash equivalents		466	23	-

Cash and cash equivalents at end of year	18	17,608	16,175	30,325

The notes form an integral part of these consolidated financial statements.

	Share capital	Share premium	Merger reserve	Shares to be issued	Foreign exchange reserve	Accumulated deficit	Total equity
	£'000	£'000	£’000	£’000	£'000	£'000	£'000

At 1 January 2016	1,002	31,643	52,803	200	390	(39,151)	46,887

Loss for the year	-	-	-	-	-	(20,162)	(20,162)
Foreign exchange translation	-	-	-	-	3,228	-	3,228

Total comprehensive loss	-	-	-	-	3,228	(20,162)	(16,934)
Transactions with owners

Shares issued on 31 October 2016 – note 18	- -	16,673	- -	- -	- -	- -	16,673
Costs associated with share issue – note 18		(1,105)					(1,105)
Share option charge	-	-	-	-	-	203	203

Shares issued as deferred consideration for business combination	-		200	(200)	-	-	-
Total contribution by and distributions to owners	-	15,568	200	(200)	-	203	15,771

At 31 December 2016	1,002	47,211	53,003	-	3,618	(59,110)	45,724

	Share capital	Share premium	Merger reserve	Shares to be issued	Foreign exchange reserve	Accumulated deficit	Total equity
	£'000	£'000	£’000	£’000	£'000	£'000	£'000

At 1 January 2015	1,001	31,643	37,776	800	(9)	(29,222)	41,989

Loss for the year	-	-	-	-	-	(10,099)	(10,099)
Foreign exchange translation	-	-	-	-	399	-	399

Total comprehensive loss	-	-	-	-	399	(10,099)	(9,700)

Transactions with owners

Shares issued on exercise of share options	1	-	-	-	-	-	1
Shares, warrants and share options issued as consideration for a business combination – 4 December 2015	-	-	14,427	-	-	-	14,427
Share option charge	-	-	-	-	-	170	170

Shares issued as deferred consideration for business combination	-	-	600	(600)	-	-	-

Total contribution by and distributions to owners	1	-	15,027	(600)	-	170	14,598

At 31 December 2015	1,002	31,643	52,803	200	390	(39,151)	46,887

	Share capital	Share premium	Merger reserve	Shares to be issued	Foreign exchange reserve	Accumulated deficit	Total Equity
	£'000	£'000	£’000	£'000	£'000	£'000	£'000

At 1 January 2014	-	21,018	-	-	142	(20,400)	760

Loss for the year	-	-	-	-	-	(8,822)	(8,822)
Foreign exchange translation	-	-	-	-	(151)	-	(151)

Total comprehensive loss	-	-	-	-	(151)	(8,822)	(8,973)

Issue of Midatech Limited shares -pre-share for share exchange	-	3,202	-	-	-	-	3,202
Transfer to merger reserve on the merger of Midatech Pharma plc and Midatech Limited – 31 October 2014	-	(24,220)	24,220	-	-	-	-
Transfer of A Preference shares from liability to equity (28 October 2014) and subsequent conversion to Deferred shares – 8 December 2014	1,000	-	-	-	-	-	1,000
Issue of shares to settle A Preference share accrued dividend – 8 December 2014	-	994	-	-	-	-	994
Shares issued as consideration for a business combination – 8 December 2014	-	-	13,556	-	-	-	13,556
Shares to be issued as consideration for a business combination – 8 December 2014	-	-	-	800	-	-	800
Issue of shares on placing – 8 December 2014	1	32,000	-	-	-	-	32,001
Costs associated with share placing	-	(1,351)	-	-	-	-	(1,351)

Total contribution by and distributions to owners	1,001	10,625	37,776	800	-	-	50,202

At 31 December 2014	1,001	31,643	37,776	800	(9)	(29,222)	41,989

The notes form an integral part of these consolidated financial statements.

1	Accounting policies

 General information

 Midatech Pharma plc (the "Company") is a company domiciled in England. The Company was incorporated on 12 September 2014.

 The Company is a public limited company, which has been listed on the Alternative Investment Market (“AIM”), which is a submarket of the London Stock Exchange, since 8 December 2014.

 In addition, since 4 December 2015 the Company has American Depository Receipts (“ADRs”) registered with the US Securities and Exchange Commission (“SEC”) and is listed on NASDAQ.

 Basis of preparation

The financial information set out above does not constitute the company's statutory accounts for 2016, 2015 or 2014. Statutory accounts for the years ended 31 December 2016, 31 December 2015 and 31 December 2014 have been reported on by the Independent Auditors.  The Independent Auditors' Report on the Annual Report and Financial Statements for the years ended 31 December 2016, 31 December 2015 and 31 December 2014 was unqualified, did not draw attention to any matters by way of emphasis, and did not contain a statement under 498(2) or 498(3) of the Companies Act 2006.

Statutory accounts for the year ended 31 December 2015 and 31 December 2014 have been filed with the Registrar of Companies. The statutory accounts for the year ended 31 December 2016 will be delivered to the Registrar in due course.

The Group was formed on 31 October 2014 when Midatech Pharma plc entered into an agreement to acquire the entire share capital of Midatech Limited and its wholly owned subsidiaries through the issue equivalent of shares in the Company which took place on 13 November 2014.

The acquisition of the Midatech subsidiaries on 13 November 2014 was outside the scope of IFRS 3 “Business combinations” and was treated under the principles of merger accounting as set out under United Kingdom Generally Accepted Accounting Practice.

Accordingly, although the units which comprise the Group did not form a legal group for the entire comparative period ended 31 December 2014, and the 2014 results comprise the results of the subsidiary companies as if the Group had been in existence throughout the entire period.

These financial statements have been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively IFRS) issued by the International Accounting Standards Board (IASB) and as adopted by the European Union ("adopted IFRSs") and are presented in £’000’s Sterling.

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the periods presented.

Adoption of new and revised standards

A number of new standards, amendments to standards, and interpretations are not effective for 2016, and therefore have not been applied in preparing these accounts.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted.

IFRS 9 requires the Company to record expected credit losses on all of its debt securities, loans and trade receivables, either on a 12-month or lifetime basis. The Company expects to apply the simplified approach and record lifetime expected losses on all trade receivables.

The Company plans to adopt the new standard on the required effective date. The Company expects no significant impact on its balance sheet and equity.

The Company does not expect a significant impact on its balance sheet or equity on applying the classification and measurement requirements of IFRS 9.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018. The Company plans to adopt the new standard on the required effective date. The Company has not yet performed a preliminary assessment of IFRS 15, but plans to do so by the end of Q3 which will then be subject to changes arising from a more detailed ongoing analysis. Once the analysis is performed the transition method will be chosen. Based on the current sales contracts, both methods are feasible from implementation perspective. Furthermore, the Company is considering the clarifications issued by the IASB in April 2016 and will monitor any further developments.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 is effective for annual periods beginning on or after 1 January 2019, subject to endorsement by the European Union. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

During 2017 the Company plans to assess the potential effect of IFRS 16 on its consolidated financial statements. To see the volume of operating leases please refer to note 27.

The directors are currently reviewing the impact of the above-mentioned Standards and Interpretations and are yet to conclude on whether any such standards will have a significant impact on the financial statements of the Group in the year of initial application.

The other standards, interpretations and amendments issued by the IASB (of which some still subject to endorsement by the European Union), but not yet effective are not expected to have a material impact on the Group’s future consolidated financial statements.

The Group financial statements consolidate those of the parent company and all of its subsidiaries. The parent controls a subsidiary if it has power over the investee to significantly direct the activities, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor’s returns. All subsidiaries have a reporting date of 31 December.

All transactions and balances between Group companies are eliminated on consolidation, including unrealised gains and losses on transactions between Group companies. Where unrealised losses on intra-Group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Group perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

The loss and other comprehensive income of Midatech Pharma US, Inc. (formerly DARA Biosciences, Inc) acquired in December 2015 is recognised from the effective date of acquisition i.e. 4 December 2015.  Similarly, the loss and other comprehensive income of Zuplenz®, acquired as a business by Midatech Pharma plc., is recognised from the 24 December 2015.

The consolidated financial statements consist of the results of the following entities:

Entity	Summary description
Midatech Pharma plc	Ultimate holding company
Midatech Limited	Trading company
Midatech Pharma (Espana) SL (formerly Midatech Biogune SL)	Trading company
Midatech Andalucia SL	Dormant
PharMida AG	Dormant
Midatech Pharma (Wales) Limited (formerly Q Chip Limited)	Trading company
Midatech Pharma US, Inc. (formerly DARA Biosciences, Inc.)	Trading company
Dara Therapeutics, Inc.	Dormant
Midatech Pharma Pty	Trading company

Going concern

The Group is subject to a number of risks similar to those of other development and early-commercial stage pharmaceutical companies. These risks include, amongst others, generation of revenues from the existing product portfolio and in due course the development portfolio and risks associated with research, development, testing and obtaining related regulatory approvals of its pipeline products. Ultimately, the attainment of profitable operations is dependent on future uncertain events which include obtaining adequate financing to fulfil the Group’s commercial and development activities and generating a level of revenue adequate to support the Group's cost structure.

The Group has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. As at 31 December 2016 the Group had total equity of £45.72m which includes an accumulated deficit of £59.11m, it incurred a net loss after tax for the year to 31 December 2016 of £20.16m and used cash in operating activities of £13.09m for the same period. As at 31 December 2016, the Group had cash and cash equivalents of £17.61m.

The future viability of the Group is dependent on its ability to generate cash from operating activities, to raise additional capital to finance its operations or to successfully obtain regulatory approval to allow marketing of the Group's development products. The Group's failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for a period including twelve months from the date of approval of this interim financial information. These forecasts show that the Group has sufficient cash resources for at least the next 12 months. The Directors therefore consider it appropriate to continue to adopt the going concern basis in preparing the financial information.

Revenue

The Group’s income streams include milestone income from research and development contracts and the sale of goods. Milestone income is recognised as revenue in the accounting period in which the milestones are achieved. Milestones are agreed on a project by project basis and will be evidenced by set deliverables.

Revenue from the sales of goods by Midatech Pharma US, Inc. is recognised when the significant risks and rewards of ownership are transferred to the buyer and it is probable the previously agreed upon payment will be received. It represents the full list price of products shipped to wholesalers and other customers less product returns, discounts, rebates and other incentives based on the sales price. These criteria are considered to be met when the goods are delivered to the buyer.

Sales to wholesalers provide for selling prices that are fixed on the date of sale, although Midatech Pharma US, Inc offers certain discounts to group purchasing organisations and governmental programs.  The wholesalers take title to the product, bear the risk and rewards and have ownership of the inventory. The group has sufficient experience with their material wholesaler distribution channel to reasonably estimate product returns from its wholesalers while the wholesalers are still holding inventory.

Grant revenue

Where grant income is received, which is not a direct re-imbursement of related costs and at the point at which the conditions have been met for recognition as income, this has been shown within grant revenue.

Government grants and government loans

Where government grants are received as a re-imbursement of directly related costs they are credited to research and development expense in the same period as the expenditure towards which they are intended to contribute.

The Group receives government loans that have a below-market rate of interest. These loans are recognised and measured in accordance with IAS 39. The benefit of the below-market rate of interest is measured as the difference between the initial carrying value of the loan discounted at a market rate of interest and the proceeds received.

The difference is held within deferred revenue as a government grant and is released as a credit to research and development expense in line with the expenditure to which it relates. In a situation where the proceeds were invested in plant and equipment, the deferred revenue is credited to research and development within the income statement in line with the depreciation of the acquired asset.

Business combinations and externally acquired intangible assets

Business combinations are accounted for using the acquisition method at the acquisition date, which is the date at which the Group obtains control over the entity. The cost of an acquisition is measured as the amount of the consideration transferred to the seller, measured at the acquisition date fair value, and the amount of any non-controlling interest in the acquiree. The Group measures goodwill initially at cost at the acquisition date, being:

-	the fair value of the consideration transferred to the seller, plus
-	the amount of any non-controlling interest in the acquiree, plus
-	if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree re-measured at the acquisition date, less
-	the fair value of the net identifiable assets acquired and assumed liabilities

Acquisition costs incurred are expensed and included in administrative costs. Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, whether it is an asset or liability, will be recognised either as a profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it is not re-measured.

An intangible asset, which is an identifiable non-monetary asset without physical substance, is recognised to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably. The asset is deemed to be identifiable when it is separable or when it arises from contractual or other legal rights.

Externally acquired intangible assets other than goodwill are initially recognised at cost and subsequently amortised on a straight-line basis over their useful economic lives where they are in use. The amortisation expense is included within the administrative cost in the consolidated statement of comprehensive income. Goodwill is stated at cost less any accumulated impairment losses.

The amounts ascribed to intangibles recognised on business combinations are arrived at by using appropriate valuation techniques (see section related to critical estimates and judgements below).

In-process research and development (IPRD) programmes acquired in business combinations are recognised as assets even if subsequent expenditure is written off because the criteria specified in the policy for development costs below are not met.  IPRD is subject to annual impairment testing until the completion or abandonment of the related project.  No further costs are capitalised in respect of this IPRD unless they meet the criteria for research and development capitalisation as set out below.

As per IFRS 3, once the research and development of each defined project is completed, the carrying value of the acquired IPRD is reclassified as a finite-lived asset and amortised over its useful life.

Product and marketing rights acquired in business combinations are recognised as assets and are amortised over their useful life. Under the terms of various licenses, the Group holds the US rights to sell four products approved by the Food and Drug Administration: Zuplenz®, Gelclair®, Oravig® and Soltamox®.

The significant intangibles recognised by the Group and their useful economic lives are as follows:

Goodwill	-	Indefinite life
IPRD	-	In process, not yet amortising
IT and website costs	-	4 years
Product and marketing rights	-	Between 2 and 13 years

The useful economic life of IPRD will be determined when the in-process research projects are completed.

Internally generated intangible assets (development costs)

Expenditure on the research phase of an internal project is recognised as an expense in the period in which it is incurred. Development costs incurred on specific projects are capitalised when all the following conditions are satisfied:

•	Completion of the asset is technically feasible so that it will be available for use or sale
•	The Group intends to complete the asset and use or sell it
•	The Group has the ability to use or sell the asset and the asset will generate probable future economic benefits (over and above cost)
•	There are adequate technical, financial and other resources to complete the development and to use or sell the asset, and
•	The expenditure attributable to the asset during its development can be measured reliably.

Judgement is applied when deciding whether the recognition criteria are met. Judgements are based on the information available. In addition, all internal activities related to the research and development of new projects are continuously monitored by the Directors.  The Directors consider that the criteria to capitalise development expenditure are not met for a product prior to that product receiving regulatory approval in at least one country.

Development expenditure not satisfying the above criteria, and expenditure on the research phase of internal projects are included in research and development costs recognised in the Consolidated Statement of Comprehensive Income as incurred. No projects have yet reached the point of capitalisation.

Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, or intangible assets not ready for use, such as IPRD, are not subject to amortisation and are tested annually for impairment.  Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.  An impairment charge of £11.4m was recognised in 2016 against the product rights of Oravig, a product of Midatech Pharma US and £1.8m was recognised in 2014 against the IPRD of the Midatech Pharma (Wales) Limited cash generating unit.

Impairment of non-financial assets (continued)

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The group at 31 December 2016 had two cash generating units (2015: Two, 2014: One), see note 14. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of impairment at each reporting date.

Impairment charges are included in profit or loss, except, where applicable, to the extent they reverse gains previously recognised in other comprehensive income. An impairment loss recognised for goodwill is not reversed.

Patents and trademarks

The costs incurred in establishing patents and trademarks are either expensed in accordance with the corresponding treatment of the development expenditure for the product to which they relate or capitalised if the development expenditure to which they relate has reached the point of capitalisation as an intangible asset.

Joint arrangements

The Group is a party to a joint arrangement when there is a contractual arrangement that confers joint control over the relevant activities of the arrangement to the Group and at least one other party. Joint control is assessed under the same principles as control over subsidiaries.

The Group classifies its interests in joint arrangements as either:

•	Joint ventures: where the Group has rights to only the net assets of the joint arrangement.
•	Joint operations: where the Group has both the rights to assets and obligations for the liabilities of the joint arrangement.

In assessing the classification of interests in joint arrangements, the Group considers:

•	The structure of the joint arrangement
•	The legal form of joint arrangements structured through a separate vehicle
•	The contractual terms of the joint arrangement agreement
•	Any other facts and circumstances (including any other contractual arrangements).

The Group accounts for its interests in joint ventures using the equity method. The equity accounted joint venture is highly immaterial with a profit and loss impact of £Nil during 2016 (2015: Nil, 2014: £12k).

Any premium paid for an investment in a joint venture above the fair value of the Group's share of the identifiable assets, liabilities and contingent liabilities acquired is capitalised and included in the carrying amount of the investment in joint venture. Where there is objective evidence that the investment in a joint venture has been impaired the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

Amounts received under collaborative joint agreements, representing contributions to the Group’s research and development programmes, are recognised as a credit against research and development expense in the period over which the related costs are incurred. All costs related to these collaborative agreements are recorded as research and development expenditure.

The Group accounts for its interests in joint operations by recognising its share of assets, liabilities, revenues and expenses in accordance with its contractually conferred rights and obligations.

Foreign currency

Transactions entered into by subsidiaries entities in a currency other than the currency of the primary economic environment, in which they operate, are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the reporting date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognised immediately in profit or loss.

The functional currency of the Company is Pounds Sterling, and the reporting currency is also Pounds Sterling. Foreign subsidiaries use the local currencies of the country where they operate. On consolidation, the results of overseas operations are translated into Pounds Sterling at rates approximating to those ruling when the transactions took place.  All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rate ruling at the reporting date. Exchange differences arising on translating the opening net assets at opening rate and the results of overseas operations at actual rate are recognised in other comprehensive income and accumulated in the foreign exchange reserve.

Exchange differences recognised in the profit or loss of Group entities on the translation of long-term monetary items forming part of the Group's net investment in the overseas operation concerned are reclassified to other comprehensive income and accumulated in the foreign exchange reserve on consolidation.

On disposal of a foreign operation, the cumulative exchange differences recognised in the foreign exchange reserve relating to that operation up to the date of disposal are transferred to the consolidated statement of comprehensive income as part of the profit or loss on disposal.

Financial assets

The Group does not have any financial assets which it would classify as fair value through profit or loss, available for sale or held to maturity. Therefore, all financial assets are classed as loans and receivables as defined below.

Loans and receivables

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They arise principally through the provision of goods and services to customers (e.g. trade receivables), but also incorporate other types of contractual monetary asset.  They are initially recognised at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortised cost using the effective interest rate method, less provision for impairment.

Impairment provisions are recognised when there is objective evidence (such as significant financial difficulties on the part of the counterparty or default or significant delay in payment) that the Group will be unable to collect all of the amounts due under the terms, the amount of such a provision being the difference between the net carrying amount and the present value of the future expected cash flows associated with the impaired receivable.

For trade receivables, which are reported net; such provisions are recorded in a separate allowance account with the loss being recognised within administrative expenses in the consolidated statement of comprehensive income.  On confirmation that the trade receivable will not be collectable, the gross carrying value of the asset is written off against the associated provision.

The Group's loans and receivables comprise trade and other receivables and cash and cash equivalents in the consolidated statement of financial position.

Cash and cash equivalents include cash in hand, deposits held at call with original maturities of three months or less.

Financial liabilities

The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired.

Fair value through profit and loss (“FVTPL”)

The Group assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars being different to the functional currency of the parent company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities through the profit and loss account. The financial liabilities were valued using the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporated any interest paid on the financial liability and is included in the ‘other gains and losses’ line item in the income statement. Fair value is determined in the manner described in note 22.

Other financial liabilities include the following items:

•
Borrowings are initially recognised at fair value net of any transaction costs directly attributable to the issue of the instrument.  Such interest-bearing liabilities are subsequently measured at amortised cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the consolidated statement of financial position.  Interest expense in this context includes initial transaction costs and premium payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

•
Government loans received on favourable terms below market rate are discounted at a market rate of interest. The difference between the present value of the loan and the proceeds is held as a government grant within deferred revenue and is released to research and development expenditure in line with when the asset or expenditure is recognised in the income statement.

•	Trade payables and other short-term monetary liabilities are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method.

Share capital

Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Group has two classes of share in existence:

•	Ordinary shares of £0.00005 each are classified as equity instruments;
•	Deferred shares of £1 each are classified as equity instruments.

Retirement benefits: defined contribution schemes

Contributions to defined contribution pension schemes are charged to the consolidated statement of comprehensive income in the year to which they relate.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Share-based payments

The Group operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted:

•	including any market performance conditions (including the share price);
•	excluding the impact of any service and non-market performance vesting conditions (for example, remaining an employee of the entity over a specified time period); and
•	including the impact of any non-vesting conditions (for example, the requirement for employees to save).

Non-market performance and service conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. Where vesting conditions are accelerated on the occurrence of a specified event, such as a change in control or initial public offering, such remaining unvested charge is accelerated to the income statement.

In addition, in some circumstances employees may provide services in advance of the grant date and therefore the grant date fair value is estimated for the purposes of recognising the expense during the period between service commencement period and grant date.

At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity. When the options are exercised, the company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium.

Leased assets

Where substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred to the Group (a "finance lease"), the asset is treated as if it had been purchased outright.  The amount initially recognised as an asset is the lower of the fair value of the leased property and the present value of the minimum lease payments payable over the term of the lease.  The corresponding lease commitment is shown as a liability.  Lease payments are analysed between capital and interest.  The interest element is charged to the consolidated statement of comprehensive income over the period of the lease and is calculated so that it represents a constant proportion of the lease liability.  The capital element reduces the balance owed to the lessor.

Where substantially all of the risks and rewards incidental to ownership are not transferred to the Group (an "operating lease"), the total rentals payable under the lease are charged to the consolidated statement of comprehensive income on a straight-line basis over the lease term.  The aggregate benefit of lease incentives is recognised as a reduction of the rental expense over the lease term on a straight-line basis.

Deferred taxation

Deferred tax assets and liabilities are recognised where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising on:

•	the initial recognition of goodwill;
•	the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and
•
investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilised.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax assets or liabilities are recovered or settled.

Property, plant and equipment

Items of property, plant and equipment are initially recognised at cost.  As well as the purchase price, cost includes directly attributable costs.

Depreciation is provided on all items of property, plant and equipment so as to write off their carrying value over their expected useful economic lives.  It is provided at the following rates:

Fixtures and fittings	-	25% per annum straight line
Leasehold improvements	-	10% per annum straight line
Computer equipment	-	25% per annum straight line
Laboratory equipment	-	15% per annum straight line

Inventories

Inventories are stated at the lower of cost or net realisable value. Net realisable value is the market value. In evaluating whether inventories are stated at the lower of cost or net realisable value, management considers such factors as the amount of inventory on hand and in the distribution channel, estimated time required to sell such inventory, remaining shelf life, and current and expected market conditions, including levels of competition.

If net realisable value is lower than the carrying amount a write down provision is recognised for the amount by which the carrying value exceeds its net realisable value.

Inventory is valued at the lower of cost or market value using the FIFO method. Inventory is charged to the income statement as cost of sales as it is sold.

2	Critical accounting estimates and judgements

The preparation of these consolidated financial statements requires the Group to make estimates, assumptions and judgments that can have a significant impact on the reported amounts of assets and liabilities, revenue and expenses and related disclosure of contingent assets and liabilities, at the respective dates of our financial statements. The Group bases its estimates, assumptions and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management evaluates estimates, assumptions and judgments on a regular basis and makes changes accordingly, and discusses critical accounting estimates with the board of Directors.

The following are considered to be critical accounting policies because they are important to the portrayal of the financial condition or results of operations of the Group and they require critical management estimates and judgments about matters that are uncertain.

Business combinations

The Directors determine and allocate the purchase price of an acquired business to the assets acquired and liabilities assumed as of the business combination date. The purchase price allocation process requires the use of significant estimates and assumptions, including the estimated fair value of the acquired intangible assets.

While the Directors use their best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the date of acquisition, our estimates and assumptions are inherently uncertain and subject to refinement. Examples of critical estimates in valuing the intangible assets we have acquired or may acquire in the future include but are not limited to:

•	future expected cash flows from in-process research and development;
•	the fair value of the property, plant and equipment; and
•	discount rates.

Judgement has also been applied in the distinction of an asset purchase and business combination with regard to the Zuplenz® acquisition. Judgement was applied in assessing the inputs, processes and outputs relevant to the acquisition to arrive at the conclusion that the treatment should be a business combination.

Impairment of goodwill and intangible assets not yet ready for use

Goodwill and intangibles not yet ready for use are tested for impairment at the cash generating unit level on an annual basis at the year end and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a cash generating unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of cash generating units, assignment of assets and liabilities to such units, assignment of goodwill to such units and determination of the fair value of a unit and for intangible assets not yet ready for use, the fair value of the asset. The fair value of each cash generating unit or asset is estimated using the income approach, on a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the business, estimation of the useful life over which cash flows will occur and determination of our weighted-average cost of capital. The carrying value of our goodwill was £14.5 million and intangibles not yet ready for use was £10.8 million as at 31 December 2016.

The estimates used to calculate the fair value of a cash generating unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each such unit. Based on the analysis performed, there was no impairment in the year ended 31 December 2016 or in 2015 for goodwill, however there was an impairment charge of £11.4m against the Midatech Pharma US product rights in 2016. An impairment charge of £1.8m was also recognised against the IPRD of the Midatech Pharma (Wales) Limited cash generating unit in the year ended 31 December 2014. See note 14.

Share-based payments

The Group accounts for share-based payment transactions for employees in accordance with IFRS 2 Share-based Payment, which requires us to measure the cost of employee services received in exchange for the options on our ordinary shares, based on the fair value of the award on the grant date.

The Directors selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. For performance-based options that include vesting conditions relating to the market performance of our ordinary shares, a Monte Carlo pricing model was used in order to reflect the valuation impact of price hurdles that have to be met as conditions to vesting.

The resulting cost of an equity incentive award is recognised as expense over the requisite service period of the award, which is usually the vesting period. Compensation expense is recognised over the vesting period using the straight-line method and classified in the consolidated statements of comprehensive income.

The assumptions used for estimating fair value for share-based payment transactions are disclosed in note 29 to our consolidated financial statements and are estimated as follows:

•	Volatility is estimated based on the average annualized volatility of a number of publicly traded peer companies in the biotech sector;
•	The estimated life of the option is estimated to be until the first exercise period, which is typically the month after the option vests; and
•	The dividend return is estimated by reference to our historical dividend payments. Currently, this is estimated to be zero as no dividend has been paid in the prior periods.

Income Taxes

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

In 2016, there were £26.96 million (2015: - £23.29 million, 2014 - £16.02 million)) of gross unutilised tax losses carried forward.  No deferred tax asset has been provided in respect of these losses as there was insufficient evidence to support their recoverability in future periods.

Intangible asset recognition

Research and development costs are charged to expense as incurred and are typically made up of salaries and benefits, clinical and preclinical activities, drug development and manufacturing costs, and third-party service fees, including for clinical research organizations and investigative sites. Costs for certain development activities, such as clinical trials, are periodically recognised based on an evaluation of the progress to completion of specific tasks using data such as patient enrolment, clinical site activations, or information provided by vendors on their actual costs incurred. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid or accrued expenses.

3	Segment Information

Gross sales

Gross sales of £8.66m in the year ended 31 December 2016 (2015: £0.91m; 2014: £0.03m) represents the full list price of products shipped to wholesalers and other customers before product returns, discounts, rebates and other incentives based on the sales price.

Revenue

Geographical analysis of revenue by destination of customer
	2016	2015	2014
	£’000	£’000	£'000

United Kingdom	491	-	25
Turkey	-	73	-
Europe	35	25	-
United States	5,850	677	-

	6,376	775	25

In 2016, the Group had three customers, all in the Commercial segment, that each accounted for at least 10% of total revenue (2015: one customer in Pipeline R&D, 2014: none):

	2016	2015		2014

Customer A (Pipeline R&D) Customer B (Commercial)	- 20%	11	% -	- -
Customer C (Commercial)	15%	-		-
Customer D (Commercial)	10%	-		-

Following the acquisition of Midatech Pharma US, Inc., the Group contains two reportable operating segments as follows:

•	Pipeline Research and Development: The Pipeline Research and Development (“Pipeline R&D”) segment seeks to develop products using the Group’s nanomedicine and sustained release technology platforms.

•
Commercial: The Commercial segment distributes and sells the Group’s commercial products. Midatech Pharma US promotes the Group’s commercial, cancer supportive care products in the US market, in which the Group has exclusive licenses to Soltamox, Oravig and Zuplenz®, an exclusive license to distribute, promote and market Gelclair, and a marketing agreement to co-promote two other products: Ferralet 90 and Aquoral. As and when new products are introduced the Commercial segment will include revenues from the marketing of these commercial products.

The accounting policies of the reportable segments are consistent with the Group’s accounting policies described in note 1. Segment result represents the result of each segment without the allocation of head office expenses, interest expense, interest income and tax.

No measures of segment assets and segment liabilities are reported to the Group’s Board of Directors in order to assess performance and allocate resources. There is no intersegment activity and all revenue is generated from external customers.

Both the UK and Spanish entities meet the aggregation criteria and have therefore been presented as a single reportable segment under Pipeline R&D. The research and development activities involve the discovery and development of pharmaceutical products in the field of nanomedicine and sustained release technology. The US operating company is engaged in the sale and marketing of cancer supportive care products and is reported under the Commercial segment.

 Segmented results for the year ended 31 December 2016

	Pipeline R&D	Commercial	Consolidated
	£’000	£’000	£’000

Gross sales	776	7,883	8,659
Grant revenue	547	-	547
Total gross revenues	1,323	7,883	9,206

Revenue	776	5,600	6,376
Grant revenue	547	-	547

Total revenue	1,323	5,600	6,923

Cost of sales	(8)	(659)	(667)
Research and development costs	(6,684)	-	(6,684)
Distribution costs, sales and marketing	(248)	(5,692)	(5,940)
Administrative costs	(4,071)	(4,379)	(8,450)
Depreciation	(762)	(10)	(772)
Amortisation	(193)	(3,390)	(3,583)
Impairment	-	(11,413)	(11,413)

Segmental operating loss	(10,643)	(19,943)	(30,586)

Finance income			1,337
Finance expense			(73)
Loss before tax			(29,322)

Taxation			9,160

Loss after tax			(20,162)

Segmented results for the year ended 31 December 2015

	Pipeline R&D	Commercial	Unallocated Costs(1)	Consolidated
	£’000	£’000	£’000	£’000

Gross sales	273	641	-	914
Grant revenue	600	-	-	600
Total gross revenues	873	641	-	1,514

Revenue	273	502	-	775
Grant revenue	600	-	-	600

Total revenue	873	502	-	1,375

Cost of sales	-	(70)	-	(70)
Research and development costs	(5,811)	(109)	-	(5,920)
Distribution costs, sales and marketing	-	(374)		(374)
Administrative costs	(3,983)	(218)	(2,991)	(7,192)
Depreciation	(500)	(1)	-	(501)
Amortisation	(5)	(231)	-	(236)

Segmental result/operating loss	(9,426)	(501)	(2,991)	(12,918)

Finance income				1,691
Finance expense				(5)
Loss before tax				(11,232)

Taxation				1,133

Loss after tax				(10,099)

(1) There were no unallocated costs in 2016. Unallocated costs in 2015 represent fees associated with the acquisitions of Midatech Pharma US, Inc. and Zuplenz® in 2015.

For the year ended 31 December 2014 there was only one reportable segment being Pipeline R&D. The unallocated costs in respect of 2014 were £1.216m.

Non-current assets by location of assets

	2016	2015	2014
	£’000	£’000	£'000

Spain	2,125	1,433	1,578
United Kingdom	16,489	14,019	13,457
United States	15,772	28,258	-

	34,386	43,710	15,035

All material additions to non-current assets in 2016, 2015 and 2014 were in the Pipeline R&D segment.

4	Loss from operations

	2016	2015	2014
Loss from operations is stated after charging/(crediting):	£0’00	£’000	£'000

Changes in inventories of finished goods and work in progress	256	62	-
Write down of inventory to net realisable value	287	-	-
Depreciation of property, plant and equipment	772	501	321
Amortisation of intangible assets – product and marketing rights	3,583	236	1
Impairment of intangible assets	11,413	-	1,800
Fees payable to the Company’s auditor for the audit of the parent Company	100	100	21
Fees payable to the Company’s subsidiary auditors for the audits of the subsidiary accounts	139	115	31
Fees payable to the Company’s auditor for:
- Corporate finance services	-	438	281
- Tax compliance	-	-	14
- Tax advisory	-	7	14
- Other services	72	36	6
Operating lease expense:
- Property	385	246	97
- Plant and machinery	194	86	57
Foreign exchange loss/(gain)	31	(23)	(37)
Acquisition costs (in addition to fees payable to the Company’s auditor)	-	2,553	172
Loss on disposal of property, plant and equipment	-	-	89
Gain on bargain purchase	-	(165)	-
Share based payment	203	170	-

Acquisition costs relate to professional fees incurred on the acquisition of Midatech Pharma US, Inc. and Zuplenz® in 2015 and Midatech Pharma (Wales) Limited in 2014.

Amortisation of product and marketing rights are included with distribution, sales and marketing expenses.

5	Staff costs

	2016	2015	2014
	£’000	£’000	£'000
Staff costs (including directors) comprise:

Wages and salaries	6,314	3,731	2,322
Defined contribution pension cost (note 28)	206	183	169
Social security contributions and similar taxes	769	431	322
Share based payment	203	170	-

	7,492	4,515	2,813
Employee numbers

The average number of staff employed by the Group during the financial year amounted to:

	2016	2015	2014
	£’000	£’000	£'000

Research and development	57	45	28
General and administration	19	22	10
Sales and marketing	8	7	-

	84	74	38

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including the directors of the company, and the Chief Operating Officer.
	2016	2015	2014
	£’000	£’000	£'000

Wages and salaries	1,054	850	546
Defined contribution pension cost	59	59	36
Payments made to third parties	142	223	184
Social security contributions and similar taxes	152	88	78
Benefits in kind	2	7	36
Share based payment	184	170	-

	1,593	1,397	880

Emoluments disclosed above include the following amounts in respect of the highest paid Director.
	2016	2015	2014
	£’000	£’000	£'000

Salary	448	347	323
Total pension and other post-employment benefit costs	28	24	22
Benefits in kind	1	6	-

	477	377	345

None of the Directors has exercised share options during the year (2015: Nil, 2014: Nil).

During the year 2 Directors (2015: 2) participated in a defined contribution pension scheme.

6	Finance income and expense

	2016	2015	2014
Finance income	£’000	£’000	£'000

Interest received on bank deposits	164	53	8
Gain on equity settled derivative financial liability	1,173	1,638	-

Total finance income	1,337	1,691	8

The gain on the equity settled derivative financial liability in 2016 has arisen due to the reduction in the share price and the lapsing of warrants and options. The gain in 2015 arose due to the reduction in share price between the date of acquisition of Midatech Pharma US, Inc. and 31 December 2015.

	2016	2015	2014
Finance expense	£’000	£’000	£'000

Bank loans	16	2	126
Other loans	57	3	-
Interest on convertible loans	-	-	35

Total finance expense	73	5	161

7	Taxation

	2016	2015	2014
	£’000	£’000	£'000
Current tax credit
Current tax credited to the income statement	1,936	1,002	663
Taxation payable in respect of foreign subsidiary	(25)	-	(5)

	1,911	1,002	658
Deferred tax credit
Reversal of temporary differences	7,249	131	360

Total tax credit	9,160	1,133	1,018

The reasons for the difference between the actual tax charge for the year and the standard rate of corporation tax in the United Kingdom applied to losses for the year are as follows:

	2016	2015	2014
	£’000	£’000	£'000

Loss before tax	(29,322)	(11,232)	(9,840)

Expected tax credit based on the standard rate of United Kingdom corporation tax at the domestic rate of 20.25% (2014: 21.49%, 2013:20%)	(5,864)	(2,274)	(2,115)

Fixed asset differences	-	-	12
Expenses not deductible for tax purposes	1,022	185	385
Adjustments to brought forward values	-	(8)	33
Additional deduction for R&D expenditure	4	(789)	(566)
Surrender of tax losses for R&D tax refund	(1,503)	406	419
Adjust deferred tax opening/closing rate	-	-	59
Income not taxable	-	-	(44)
Effects of other tax rates	(3,421)	-	-
Unrelieved tax losses and other deductions arising in the period	(166)	(78)	(35)
Foreign exchange differences	712	-	-
Deferred tax not recognised	491	1,425	834
Adjustment in respect of prior years	(435)	-	-

Total tax credited to the income statement	(9,160)	(1,133)	(1,018)

The taxation credit arises on the enhanced research and development tax credits accrued for the respective periods.

The Finance Act 2013 includes provision for the main rate of corporation tax to reduce from 23% to 21% from 1 April 2014 and to 20% from 1 April 2015.

8	Loss per share

	2016		2015		2014
Numerator	£’000		£’000		£'000

Loss used in basic EPS and diluted EPS	(20,162)		(10,099)		(8,822)

Denominator

Weighted average number of ordinary shares used in basic EPS	36,072,752		28,229,814		9,026,347

Basic and diluted loss per share - pence	(56p	)	(36p	)	(98p	)

The Group has made a loss in the current and previous years presented, and therefore the options and warrants are anti-dilutive. As a result, diluted earnings per share is not provided for any of the periods presented.

9	Property, plant and equipment

	Fixtures	Leasehold	Computer	Laboratory
	and fittings	improve- ments	equipment	equipment	Total
	£'000	£'000	£'000	£'000	£'000

At 1 January 2014	748	767	165	162	1,842
Additions	524	259	18	229	1,030
Acquired through acquisition of subsidiary	3	19	15	207	244
Exchange differences	(42)	(41)	(3)	-	(86)
Disposals	(31)	(124)	-	(15)	(170)

At 31 December 2014	1,202	880	195	583	2,860

Additions	183	283	173	385	1,024
Acquired through acquisition of subsidiary	-	-	-	16	16
Exchange differences	(66)	(51)	(14)	(1)	(132)

At 31 December 2015	1,319	1,112	354	983	3,768

Additions	2	715	43	609	1,369
Disposal	-	-	(1)	-	(1)
Transfer	(1,125)	-	(122)	1,247	-
Exchange differences	32	172	7	211	422

At 31 December 2016	228	1,999	281	3,050	5,558

	Fixtures	Leasehold	Computer	Laboratory
	and fittings	improve- ments	equipment	equipment	Total
	£'000	£'000	£'000	£'000	£'000
Accumulated depreciation

At 1 January 2014	430	495	118	115	1,158
Charge for the year	102	67	24	128	321
Exchange differences	(22)	(33)	(2)	3	(54)
Disposals	(31)	(50)	-	-	(81)

At 31 December 2014	479	479	140	246	1,344

Charge for the year	3	282	48	168	501
Exchange differences	(24)	(28)	(8)	(1)	(61)

At 31 December 2015	458	733	180	413	1,784

Charge for the year	41	134	54	543	772
Transfer	(369)	(96)	(118)	583	-
Exchange differences	19	101	6	110	236

At 31 December 2016	149	872	122	1,649	2,792

Net book value
At 31 December 2016	79	1,127	159	1,401	2,766
At 31 December 2015	861	379	174	570	1,984
At 31 December 2014	723	401	55	337	1,516

The transfers between asset classes have arisen as a result of reallocation of acquired assets in 2015 to more appropriately recognise their classification. Included within the total net book value of tangible fixed assets is £33k (2015: £266k and 2014: £224k) in respect of assets held under finance leases and similar hire purchase contracts. The depreciation charge for the year on these assets was £22k (2015: £26k and 2014: £79k). These assets were held as security in respect of their finance lease obligations.

No other assets were held as security other than those on finance lease.

10	Intangible assets

	In-process research and development	Product and marketing rights	Goodwill	IT/Website costs	Total
	£'000	£'000	£'000	£'000	£'000

Cost

At 1 January 2014	-	-	-	12	12
Acquired in business combinations	12,600	-	2,291	-	14,891

At 31 December 2014	12,600	-	2,291	12	14,903

Additions	-	-	-	3	3
Acquired in business combinations	-	17,989	9,952	-	27,941
Foreign exchange	-	332	213	-	545

At 31 December 2015	12,600	18,321	12,456	15	43,392

Additions	-	-	-	19	19
Acquired in business combinations
Foreign exchange	-	3,160	2,032	-	5,192
Disposals				(8)	(8)

At 31 December 2016	12,600	21,481	14,488	26	48,595

	In-process	Product and
	research and	marketing		IT/Website
	development	rights	Goodwill	Costs	Total
	£'000	£'000	£'000	£'000	£'000

Accumulated amortisation

At 1 January 2014	-	-	-	8	8
Amortisation charge for the year	-	-	-	1	1
Impairment charge for year	1,800	-	-	-	1,800

At 31 December 2014	1,800	-	-	9	1,809

Amortisation charge for the year	-	235	-	1	236
Foreign exchange	-	8	-	-	8

At 31 December 2015	1,800	243	-	10	2,053

Amortisation charge for the year	-	3,578	-	5	3,583
Impairment	-	11,413	-	-	11,413
Foreign exchange	-	374	-	-	374
At 31 December 2016	1,800	15,608	-	15	17,423

Net book value
At 31 December 2016	10,800	5,873	14,488	11	31,172
At 31 December 2015	10,800	18,078	12,456	5	41,339
At 31 December 2014	10,800	-	2,291	3	13,094

The individual intangible assets, excluding goodwill, which are material to the financial statements are:

	Carrying amount			Remaining amortisation period
	2016	2015	2014	2016	2015	2014
	£’000	£’000	£’000	(years)	(years)	(years)

Midatech Pharma (Wales) Limited acquired IPRD	10,800	10,800	10,800	n/a in process	n/a in process	n/a in process
Midatech Pharma US, Inc., product and marketing rights	3,557	15,570	-	Between 1 and 4	Between 2 and 5	-
Zuplenz® product and marketing rights	2,316	2,508	-	12	13	-
	16,673	28,878	10,800

11	Acquisition of Q Chip Limited

On 8 December 2014, the group acquired 100% of the voting equity of Q Chip Limited and its subsidiaries, a UK company principally involved in design and development of the Q-SpheraTM drug encapsulation and delivery system and underpinning microsphere manufacturing technology.  On 20 January 2015 Q Chip Limited changed its name to Midatech Pharma (Wales) Limited.  The principal reason for this acquisition was to strengthen the Group’s technology and product portfolios, and thereby diversify risk through the following:

a)	Add controlled-release technology to Midatech gold nano-particle and portfolio
b)	Expand the number of development projects
c)	Q-Chip’s product portfolio offered Midatech a lower risk profile than Midatech’s own technology thereby mitigating against potential future failure

Details of the fair value of identifiable assets and liabilities acquired, purchase consideration and goodwill are:
Final fair value
£’000
Identifiable intangible assets:
In-process research and development	12,600
Property, plant and equipment	244
Receivables and other debtors	314
Payables and other liabilities	(494)
Deferred tax	(714)
Cash	115

Total net assets	12,065

Equity instruments (5,077,122 ordinary shares)	13,556
Deferred Equity instruments (299,624 deferred consideration shares held as shares to be issued)	800

Total consideration – non-cash movement	14,356

Goodwill on acquisition	2,291

The main factors leading to the recognition of goodwill are the presence of certain intangible assets, such as the assembled workforce of the acquired entity and the expected synergies of the enlarged Group which do not qualify for separate recognition.

The goodwill and intangible assets recognised will not attract tax deductions.

The revenue and net loss included in the Consolidated Statement of Comprehensive Income since 8 December 2014 contributed by Midatech Pharma (Wales) Limited were nil and £0.3m respectively.

If the acquisition had occurred on 1 January 2014, group revenue would have been £0.73m and group loss for the period would have been £11.01m.

The net cash inflow in the year in respect of acquisition comprised net cash acquired of £0.1m.

12	Acquisition of Midatech Pharma US, Inc.

On 4 December 2015, the group acquired 100% of the voting equity of DARA BioSciences, Inc. whose principal activity is the sale and marketing of a portfolio of cancer supportive care pharmaceutical products.  At completion of that transaction DARA BioSciences, Inc. was merged into a wholly owned subsidiary of Midatech Pharma PLC and the name of the merged entity was changed to Midatech Pharma US, Inc.  The principal reason for this acquisition was to acquire commercial infrastructure and capability in the US market.

The revenue included in the consolidated statement of comprehensive income between 4 December 2015 and 31 December 2015 contributed by Midatech Pharma US, Inc was £502k.  Midatech Pharma US, Inc contributed a net loss of £238k over the same period.  If the acquisition had occurred at 1 January 2015 group revenue would have been £3.67m and the group loss for the period would have been £19.34m.

Acquisition related costs of £2.77m were incurred in relation to this acquisition and are included within (administrative expenses) within the consolidated statement of comprehensive income for the period.

The main factors leading to the recognition of goodwill are the presence of certain intangible assets, such as the assembled workforce of the acquired entity, its established commercial infrastructure and the expected synergies of the enlarged Group which do not qualify for separate recognition.

In addition to the consideration outlined below, additional cash consideration may become payable (up to a maximum of £3.85m/$5.7m) if specified sales milestones are achieved for the years ended 31 December 2016 and 2017. At 31 December 2016, these milestones are not expected to be achieved and therefore the fair value is nil. However, should they be achieved then any further payments are expected to be self-financed by incremental milestone-generated cash flow.

The goodwill and intangible assets recognised will not attract tax deductions.

Fair value
£’000
Identifiable intangible assets:
Product and marketing rights	15,477

Property, plant and equipment	16
Receivables and other debtors	515
Stock	152
Payables and other liabilities	(4,150)
Deferred tax	(6,191)
Cash	2,289

Total net assets	8,108

Equity instruments (5,422,028 ordinary shares) Deferred Equity instruments	14,427
- Share options*	1,056
- Warrants*	2,155
- Preference share redemption**	422

Total consideration	18,060

Goodwill on acquisition	9,952

*The share options and the warrants were valued using the Black Scholes model.
** The preference share redemption was valued on a cash basis

The net cash inflow in the year in respect of the acquisition of the subsidiary comprised:

£’000
Cash paid on completion – preferred share redemption	(422)
Net cash acquired	2,289
1,867

Assumption of DARA BioSciences, Inc. share options and warrants

At the time of completion of the merger with DARA BioSciences, Inc. there were a number of outstanding and unexercised options and warrants over common stock in DARA. Under the terms of the merger these options and warrants became exercisable for a number of Midatech ordinary shares equal to the product of (A) the number of shares of DARA common stock that were issuable upon exercise of the stock option or warrant immediately prior to the merger, multiplied by (B) a factor of 0.272, that being the Exchange Ratio defined in the merger agreement, rounded down to the nearest whole number of Midatech ordinary shares.

The per share exercise price for each Midatech ordinary share issuable upon exercise of each stock option or warrant will be equal to (C) the exercise price per share of DARA common stock at which the DARA stock option or warrant was exercisable divided by (D) the Exchange Ratio of 0.272, rounded up to the nearest whole cent.  All other terms, notably including expiration dates, remained materially the same.

As at 31 December 2016 there were DARA options outstanding over 300,728 Midatech ordinary shares (2015: 721,000) with a weighted average exercise price of $7.19 per share (2015: $7.62), within a range of $2.54 to $770.59 (2015: $2.54 to $770.59), and a weighted average remaining contractual life of 7.7 years (2015: 8.5 years). The risk-free rate ranged from 0.00% to 1.14% (2015: 0.63% to 1.81%), volatility from 60% to 77% (2015: 59% to 79%) and the expected life from 0.8 to 8.8 years (2015: 1.9 – 8.6 years). The exercise of all options would raise additional cash of $2.16m (2015: $5.50m).

Also at 31 December 2016 there were DARA warrants outstanding over 3,017,773 Midatech ordinary shares (2015: 3,034,437) with a weighted average exercise price of $9.44 per share (2015: $9.67), within a range of $3.06 to $27.58 (2015: $3.06 to $164.71), and a weighted average remaining contractual life of 2.1 years (2015: 3.1 years). The risk-free rate ranged from 0.00% to 0.71% (2015: 0.44% to 1.63%), volatility from60% to 66% (2015: 59% to 79%) and the expected life from 0.1 – 5.9 years (2015: 0.1 – 7.0 years).  The exercise of all warrants would raise additional cash of $28.48m (2015: $29.33m).

The share options and warrants were valued using the Black Scholes model for the purpose of calculating the consideration payable for the DARA business. These options and warrants are treated as an equity settled derivative, held as a fair value through profit and loss instrument, see note 22.

13	Acquisition of Zuplenz®

On 24 December 2015, the group acquired US sales and marketing rights to the product Zuplenz®, an FDA-approved, marketed anti-emetic oral soluble film used in adult patients for the prevention of highly and moderately emetogenic chemotherapy-induced nausea and vomiting, radiotherapy-induced nausea and vomiting and post-operative nausea and vomiting. This acquisition was deemed to be a business combination following a review of the inputs, processes and potential for a market participant to generate outputs using the assets and agreements acquired.

The goodwill recognised will not attract a tax deduction.

Fair value
£’000
Identifiable intangible assets:
Product and marketing rights	2,512
Stock	231

Total net assets	(2,743)

Cash consideration	2,528
Contingent consideration*	50

Total consideration	2,578

Gain from bargain purchase on acquisition	(165)

*
The contingent consideration relates to various milestone payments which are dependent on the quarterly sales achieved in calendar years 2016 and 2017 and annual sales from 2018 to 2022 exceeding specified sales targets. The maximum amount payable is $26.0m however management does not consider it likely that the associated, very high sales targets will be achieved.

No revenue or costs were contributed by Zuplenz® in 2015. Acquisition related costs of £218k were incurred in relation to this acquisition and are included within administrative expenses within the consolidated statement of comprehensive income for 2015.

The gain from the bargain purchase of £165k was included within administrative costs in 2015 in the consolidated statement of comprehensive income. It arose due to the seller of Zuplenz® seeking to conclude the transaction as quickly as possible.

We are unable to quantity the impact on the 2015 group revenue and group loss had the acquisition occurred on 1 January 2015 due to the seller of the product not providing separable accounting records.

The net cash outflow in the year in respect of the business acquisition comprised:

£’000
Cash paid on completion	2,528

14	Impairment testing

Midatech Pharma (Wales) Ltd

Details of goodwill and IPRD allocated to the acquired cash generating unit and the valuation basis is as follows:

	Indefinite lived
	IPRD carrying amount			Goodwill carrying amount			Valuation Basis
Name	2016	2015	2014	2016	2015	2014
	£’000	£’000	£000	£’000	£’000	£000

CGU – Midatech Pharma (Wales) Ltd	10,800	10,800	10,800	2,291	2,291	2,291	Value in use

The assets of the Midatech Pharma Wales Ltd (“MPW”) CGU were valued as at 31 December 2016 and 31 December 2015 and were found to support the IPRD and goodwill carrying amounts set out above. The IPRD was valued using 14-15 year (2015: 15-16 year), risk adjusted cash flow forecasts, in line with patent life, that have been approved by the Board. A period longer than 5 years is appropriate on the basis that the investment is long term and the development and commercialisation process is typically in excess of 5 years. Beyond the period from product launch and initial market penetration, a long-term growth rate of 5% was used.

In 2014, an impairment charge of £1.8m and a related £0.36m deferred tax credit was recorded in the MPW CGU as a result of the curtailment of an agreement with a commercial partner post acquisition. At the same time, the carrying value of a component of IPRD, was reduced from £1.8m to nil. The resulting impairment charge was recorded in research and development expenditure within the consolidated statement of comprehensive income in 2014.

As at 31 December 2014, the remaining assets of the cash generating unit were not identified as being materially different to the fair values determined at the acquisition date on 8 December 2014.

The key assumptions used in the model include the following:
Assumptions	2016 CGU – MPW Limited and subsidiaries	2015 CGU – MPW Limited and subsidiaries	2014 CGU – MPW Limited and subsidiaries
Pre-tax discount rate	18.1%	17.7-19.5%	17.7-19.5%

Cumulative probability of success of projects	46% to 81%	46% to 69%	23% to 57%

The discount rate is an estimated market-based weighted average cost of capital for the MPW business, determined at the date of acquisition. Cumulative probability of success of projects is the product of the probability of success of each remaining major phase of development for each individual IPRD component. These phase probabilities were determined by management with reference to the risks associated with each remaining development stage.

2016
If any one of the following changes were made to the above key assumptions, applied to all projects, the carrying value and recoverable amount would be equal.

2016 CGU – MPW Limited and subsidiaries

Pre-tax discount rate for all projects	increase to 26.4%

Cumulative probability of success of all projects	53%

2015
If any one of the following changes were made to the above key assumptions, applied to all projects, the carrying value and recoverable amount would be equal.

2015 CGU – MPW Limited and subsidiaries

Pre-tax discount rate for all projects	increase to 23.9%

Cumulative probability of success of all projects	44%

2014
The value in use calculations used to value the acquired intangibles and appraise the remaining carrying value of the intangibles at 31 December 2014 were materially the same. This is because of the impairment test date and acquisition date being only 23 days apart. Any increase in the discount rate or decrease in the probability of success of projects stated above would result in an impairment.

Midatech Pharma US, Inc

Details of goodwill and intangibles allocated to the acquired cash generating unit and the valuation basis are as follows:

	Definite lived		Indefinite lived
	Product and marketing rights carrying amount		Goodwill carrying amount		Valuation Basis
Name	2016	2015	2016	2015
	£’000	£’000	£’000	£’000

CGU – Midatech Pharma US, Inc	3,557	15,477	12,197	10,165	Value in use

The change in the goodwill carrying value as at 31 December 2016 is due to the movement in the Sterling and US Dollar exchange rate used to translate the underlying US Dollar value of goodwill, 2016: $1.2334 (at 31 December 2015: $1.4802).

Following the acquisition of Zuplenz® on 24 December 2015, the Group has considered Zuplenz® to be an asset of the MPUS cash generating unit as from 1 January 2016. The Zuplenz® product is wholly integrated within the MPUS portfolio of products and as such all related cash flows have been included with the value in use calculations of the CGU.

An impairment charge of £11.4m in relation to product and marketing rights and a related £4.6m deferred tax credit was recorded in MPUS as at 31 December 2016. This arose as a result of the underperformance of Oravig in comparison to forecast sales at the time of the acquisition. The carrying value of the product rights, was reduced from £11.4m to nil. The resulting impairment charge is shown separately within the consolidated statement of comprehensive income.

The remaining assets of the MPUS CGU, including Zuplenz®, were valued as at 31 December 2016 and were found to support the product and marketing rights and goodwill carrying amounts set out above. The product and marketing rights were valued using 10-year cash flow forecasts, that have been approved by the Board. A period longer than 5 years is appropriate on the basis that the product patents afford a certain amount of protection from competitors thereby providing assurance that market share can be preserved throughout the period of patent life. A long-term growth rate of 5% was used.

As at 31 December 2015, the assets of the CGU were not identified as being materially different to the fair values determined at the acquisition date on 4 December 2015.

The key assumptions used in the model include the following:

Assumptions	2016 CGU – Midatech Pharma US, Inc
Pre-tax discount rate	24.7%

Overall CGU 10-year growth rate	10.6%

The discount rate is an estimated market-based weighted average cost of capital for the MPUS business, determined at the date of acquisition. The overall CGU 10-year growth rate is a composite of individual product forecasts, each with particular forecast growth rates over the next 5-years followed by a further 5-year period utilising a 5% long-term growth rate,

Assumptions	2015 CGU – Midatech Pharma US, Inc

Pre-tax discount rate	23.2%

2016
If any one of the following changes were made to the above key assumptions, applied to all projects, the carrying value and recoverable amount would be equal.

2016 CGU – Midatech Pharma US, Inc

Pre-tax discount rate for all projects	increase to 25.2%

Overall CGU 10-year growth rate	10.5%

2015
The value in use calculations used to value the acquired intangibles and appraise the remaining carrying value of the intangibles at 31 December 2015 were materially the same. This is because of the impairment test date and acquisition date being only 27 days apart. Any increase in the discount rate or decrease in the probability of success of projects stated above would result in an impairment.

15	Subsidiaries

The subsidiaries of Midatech Pharma plc, all of which are 100% owned, either directly or through subsidiaries where indicated, and have been included in these financial statements in accordance with the details set out in the basis of preparation and basis of consolidation note 1, are as follows:

	Registered	Nature of
Name	Office	Business	Notes
Midatech Limited	65 Innovation Drive, Milton Park, Milton, Abingdon, Oxfordshire, OX14 4RQ	Trading company
Midatech Pharma (Espana) SL	Parque Tecnológico de Vizcaya, Edificio 800 Planta 2, Derio, 48160, Vizcaya, Spain	Trading company	(a)
PharMida AG	c/o Kellerhals, Hirschgässlein 11, 4051 Basel, Switzerland	Dormant	(a) (b)
Midatech Pharma (Wales) Limited	Oddfellows House, 19 Newport Road, Cardiff, CF24 0AA	Trading company
Midatech Pharma US, Inc.	8601 Six Forks Road, Suite 160, Raleigh, North Carolina 27615, USA	Trading company	(c)
Dara Therapeutics, Inc.	8601 Six Forks Road, Suite 160, Raleigh, North Carolina 27615, USA	Dormant	(d)
Midatech Pharma PTY	c/o Griffith Hack Consulting, 300 Queen Street, Brisbane, QLD 4000, Australia	Trading company	(e)

Notes:

(a)	Wholly owned subsidiary of Midatech Limited
(b)	PharMida AG became dormant in January 2016.
(c)
DARA Bio Sciences, Inc. was acquired on 4 December 2015 through a merger with a specially incorporated subsidiary of Midatech Pharma plc.  This merger subsidiary was renamed Midatech Pharma US, Inc. on 4 December 2015.

(d)	Wholly owned subsidiary of Midatech Pharma US, Inc.
(e)	Midatech Pharma PTY was incorporated on 16 February 2015.

16	Joint arrangements

Country of
Name	incorporation	Nature of business	Type of arrangement
Syntara LLC	USA	Dormant	Joint venture

MidaSol Therapeutics GP	Cayman Islands	Research and development partner	Joint operation

The Group has a 50% (2015: 50%; 2014: 50%) interest in two joint arrangements: Syntara LLC and MidaSol Therapeutics.  The primary activity of these joint arrangements was to provide the partners with collaborative research and development on drug delivery systems in the market, which is in line with the Group’s strategy to develop a safe and effective drug delivery system.

Syntara LLC is a dormant joint venture where the group has joint control over the separate legal entity. The Group equity accounts for its interests in this arrangement; the results are immaterial to the financial statements.

MidaSol Therapeutics is a separate legal entity however no costs or revenues pass through it.  The Group and its collaborative partner incur costs in respect of research and development and periodically agree on a contribution from either side to ensure that both parties have incurred 50% of the total costs. Contributions from their research partner are netted against the costs to which they relate within research and development and the arrangement is accounted for as a joint operation. Midasol operations effectively ceased during 2015.

	2016	2015	2014
	£’000	£’000	£'000
Research and development spend on MidaSol Therapeutics	-	776	248
Year-end receivable due from joint operation partner	-	219	-

17	Trade and other receivables

	2016	2015	2014
	£’000	£’000	£'000

Trade receivables	1,428	985	189
Prepayments	586	685	49
Other receivables	873	1,213	649

Total trade and other receivables	2,887	2,883	887
Less: non-current portion (rental deposit and on bond)	(448)	(387)	(425)

Current portion	2,439	2,496	462

Trade and other receivables do not contain any impaired assets.  The Group does not hold any collateral as security and the maximum exposure to credit risk at the Consolidated Statement of Financial Position date is the fair value of each class of receivable.

Book values approximate to fair value at 31 December 2016, 2015 and 2014.

18	Cash and cash equivalents and cash flow supporting notes

	2016	2015	2014
	£’000	£’000	£'000

Cash at bank available on demand	17,608	16,175	30,325

Share issues net of costs – cash transactions
	2016	2015	2014
	£’000	£’000	£'000
Funds raised on Public Offering	16,673	-	32,000
Costs of raising funds on Public Offering	(1,105)	-	(1,350)
Issue of shares in Midatech Limited pre-flotation	-	-	3,202
	15,568	-	33,852

19	Inventories

	2016	2015	2014
	£’000	£’000	£'000

Work in progress Finished goods	- 817	230 229	- -
Total inventories	817	459	-

A reserve was established in December 2016 against Inventory that is not expected to be sold before its sell by date, resulting in a charge to the comprehensive statement of income of £287k (2015: Nil).

20	Trade and other payables

	2016	2015	2014
Current	£’000	£’000	£'000

Trade payables	3,268	2,285	981
Other payables	1,166	35	177
Accruals	2,003	3,101	732

Total financial liabilities, excluding loans and borrowings, classified as financial liabilities measured at amortised cost	6,437	5,421	1,890

Tax and social security	670	183	274
Deferred revenue	1,300	1,480	177

Total trade and other payables	8,407	7,084	2,341

Book values approximate to fair value at 31 December 2016, 2015 and 2014.

All current trade and other payables are payable within 3 months of the period end date shown above.

Government grants

The Group received development grant funding from the European Union under the Horizon 2020 “Nanofacturing” project, a European Union funded programme to develop a scalable manufacturing platform for the production of nanopharmaceutical products.  Midatech is participating in this programme, along with seven other entities, through two Group companies, Midatech Pharma España (“MPE”), which is acting as project coordinator, and Midatech Limited (“MTL”). The project commenced on 1st February 2015 and is scheduled to complete on 31st January 2019. £547k (2015: £541k) of revenue has been recognised during the year in relation to this project and £1.24m (2015: £1.3m) of the deferred revenue balance relates to funds received but not yet recognised.

Government grants/loans in Spain

Five tranches of government loans have been received by Midatech Pharma Espana SL (formerly Midatech Biogune SL) for the finance of research, technical innovation and the construction of their laboratory. The loans are term loans which carry an interest rate below the market rate, and are repayable over periods through to 2022. The loans carry default interest rates in the event of scheduled repayments not being met. On initial recognition, the loans are discounted at a market rate of interest with the credit being classified as a grant within deferred revenue. The deferred grant revenue is released to the consolidated statement of comprehensive income within research and development costs in the period to which the expenditure is recognised.

The debt element of the government loans is designated within note 21 as borrowings, the gross contractual repayment of the loans is disclosed in note 23.

21	Loan and Borrowings

	2016	2015	2014
	£’000	£’000	£'000
Current
Bank loans	23	9	9
Finance lease	31	70	37
Government and research loans	484	363	445

Total	538	442	491

Non-current
Bank loans	-	20	31
Finance lease	52	68	-
Government and research loans	1,568	1,420	1,457

Total	1,620	1,508	1,488

Book values approximate to fair value at 31 December 2016, 2015 and 2014.

Obligations under finance leases are secured by a fixed charge over the fixed assets to which they relate.

The Group had no undrawn committed borrowing facilities at any year end.

22	Derivative financial liability - current

	2016	2015	2014
	£'000	£’000	£'000

Equity settled derivative financial liability	400	1,573	-
At 1 January/on acquisition – 5 December 2015	1,573	3,211
			-
Gain recognised in finance income within the consolidated statement of comprehensive income	(1,173)	(1,638)	-
At 31 December	400	1,573	-

Equity settled derivative financial liability is a liability that is not to be settled for cash. The Group assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars being different to the functional currency of the parent company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities through the profit and loss account. The financial liabilities were valued using the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporated any interest paid on the financial liability and is included in the ‘other gains and losses’ line item in the income statement. Fair value is determined in the manner described in note 23. A key input in the valuation of the instrument is the company share price. The share price of the company reduced from £2.65 at the date of acquisition of DARA Biosciences, Inc. to £1.74 at 31 December 2015, resulting in a gain of £1.64m on re-measurement, which was credited to finance income in 2015.

At 31 December 2016, some 398,315 options and 16,664 warrants had lapsed, as described in note 12.  In addition, the share price had fallen to £1.18, which resulted in a gain of £1.17m on re-measurement, which was credited to finance income in 2016.

23	Financial instruments - risk management

The Group is exposed through its operations to the following financial risks:

•	Credit risk
•	Foreign exchange risk
•	Liquidity risk

In common with all other businesses, the Group is exposed to risks that arise from its use of financial instruments. This note describes the Group's objectives, policies and processes for managing those risks and the methods used to measure them. The Board does not believe that its risk exposure to financial instruments, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note has changed in the past year.

Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arises, are as follows:

•	Trade and other receivables
•	Cash and cash equivalents
•	Trade and other payables
•	Accruals
•	Loans and borrowings
•	Derivative financial liability

A summary of the financial instruments held by category is provided below:

Financial assets - loans and receivables

	2016	2015	2014
	£'000	£’000	£'000

Cash and cash equivalents	17,608	16,175	30,325
Trade receivables	1,428	985	189
Other receivables	873	1,213	649

Total financial assets	19,909	18,373	31,163

Financial liabilities - amortised cost

	2016	2015	2014
	£'000	£’000	£'000

Trade payables	3,268	2,285	981
Other payables	1,166	35	177
Accruals	2,003	3,101	732
Loans and borrowings	2,158	1,950	1,979

Total financial liabilities - amortised cost	8,595	7,371	3,869

Financial liabilities – fair value through profit and loss - current
	2016	2015	2014
	£'000	£’000	£'000

Equity settled derivative financial liability	400	1,573	-

General objectives, policies and processes

The Board has overall responsibility for the determination of the Group’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Group’s Management.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Group’s competitiveness and flexibility. Further details regarding these policies are set out below:

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The fair value of the Group’s financial liability is measured at fair value on a recurring basis.

The following table gives information about how the fair value of this financial liability is determined, additional disclosure is given in note 12:

Financial liabilities	Fair value as at 31/12/2016	Fair value hierarchy	Valuation technique (s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability	£400k	Level 3	Black Scholes option pricing model	Volatility rates between a range of 60% and 76% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.1 and 8.6 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.

				Risk-free rate between a range of 0.0% and 1.14% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

If the above unobservable volatility input to the valuation model were 10% higher while all other variables were held constant, the carrying amount of shares would increase by £94k (2015: £273k).

If the above unobservable expected life input to the valuation model were 1 year shorter while all other variables were held constant, the carrying amount of shares would decrease by £133k (2015: £70k).

If the above unobservable risk free rate input to the valuation model were 10% higher while all other variables were held constant, the carrying amount of shares would increase by £2k (2015: £5k).

There were no transfers between Level 1 and 2 in the period.

The financial liability measured at fair value on Level 3 fair value measurement represents consideration relating to a business combination.

Credit risk

Credit risk is the risk of financial loss to the Group if a development partner or a counterparty to a financial instrument fails to meet its contractual obligations. The Group is mainly exposed to credit risk from amounts due from collaborative partners which is deemed to be low.

Credit risk also arises from cash and cash equivalents and deposits with banks and financial institutions. For banks and financial institutions, only independently rated parties with high credit status are accepted.
The Group does not enter into derivatives to manage credit risk.

Quantitative disclosures of the credit risk exposure in relation to financial assets are set out in note 17. This includes details regarding trade and other receivables, which are neither past due nor impaired.

The total exposure to credit risk of the Group is equal to the total value of the financial assets held at each year end as noted above.

Cash in bank

The Group is continually reviewing the credit risk associated with holding money on deposit in banks and seeks to mitigate this risk by holding deposits with banks with high credit status.

Foreign exchange risk

Foreign exchange risk arises because the Group has a material operation located in Bilbao, Spain, and operations in the US whose functional currencies are not the same as the functional currency of the Group. The Group’s net assets arising from such overseas operations are exposed to currency risk resulting in gains or losses on retranslation into sterling. Given the levels of materiality, the Group does not hedge its net investments in overseas operations as the cost of doing so is disproportionate to the exposure.

Foreign exchange risk also arises when individual Group entities enter into transactions denominated in a currency other than their functional currency; the Group’s transactions outside the UK to the US, Europe and Australia drive foreign exchange movements where suppliers invoice in currency other than sterling. These transactions are not hedged because the cost of doing so is disproportionate to the risk.

The table below shows analysis of the Pounds Sterling equivalent of year-end cash and cash equivalent balances by currency:

	2016	2015	2014
	£'000	£’000	£'000

Cash and cash equivalents:
Pounds Sterling	10,229	14,494	30,026
US Dollar	2,186	819	-
Euro	5,143	862	270
Other	50	-	29

Total	17,608	16,175	30,325

The table below shows the foreign currency exposure that give rise to net currency gains and losses recognised in the consolidated income statement. Such exposures comprise the net monetary assets and monetary liabilities of the Group that are not denominated in the functional currency of the relevant Group entity. As at 31 December 2016, these exposures were as follows:

	2016	2015	2014
	£'000	£’000	£'000

Net Foreign Currency Assets/(Liabilities):
US Dollar	(206)	(1,691)	-
Euro	2,655	77	(460)
Other	58	(8)	19

Total	2,507	(1,622)	(441)

Foreign Currency Sensitivity Analysis

The most significant currencies in which the Group transacts, other than Pounds Sterling, are the US Dollar and the Euro. The Group also trades in other currencies in small amounts as necessary.

The following table details the Group’s sensitivity to a 10% change in year-end exchange rates, which the Group feels is the maximum likely change in rate based upon recent currency movements, in the key foreign currency exchange rates against Pounds Sterling:

Year ended 31 December 2016	US Dollar	Euro	Other
	£'000	£’000	£'000

Loss before tax	521	(73)	(55)
Total equity	521	(73)	(55)

In the years ended 31 December 2015 and 2014, this foreign currency exposure risk was not considered material. In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year-end exposure does not reflect the exposure during the year.

Liquidity risk

Liquidity risk arises from the Group’s management of working capital. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due. It is the Group’s aim to settle balances as they become due.

In Q1 2017, Midatech entered into a senior secured loan agreement for £6m with Silicon Valley Bank, thereby helping to reduce its short to medium term funding risk.

The Group’s current financial position is such that the Board does not consider there to be a short-term liquidity risk however the Board will continue to monitor long term cash projections in light of the development plan and will consider raising funds as required to fund long term development projects. Development expenditure can be curtailed as necessary to preserve liquidity.

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities:

2016	Up to 3 months	Between 3 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	£’000	£’000	£’000	£’000	£’000
Trade and other payables	6,437	-	-	-	-
Bank loans	3	8	11	4	-
Finance leases	7	26	30	33	-
Government research loans	-	449	269	761	393
Total	6,447	483	310	798	393

2015	Up to 3 months	Between 3 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	£’000	£’000	£’000	£’000	£’000
Trade and other payables	5,421	-	-	-	-
Bank loans	2	7	9	13	-
Finance leases	7	71	27	56	-
Government research loans	36	352	195	644	755
Total	5,466	430	231	713	755

2014	Up to 3 months	Between 3 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

	£’000	£’000	£’000	£’000	£’000
Trade and other payables	1,890	-	—-	-	-
Bank loans	2	7	9	24	-
Finance leases	11	27	-	-	-
Government research loans	-	485	207	891	351
Total	1,903	519	216	915	351

More details which regard to the line items above are included in the respective notes:

•	Trade and payables – note 20

•	Loans and borrowings – note 21

Capital risk management

The Group monitors capital which comprises all components of equity (i.e. share capital, share premium, foreign exchange reserve and accumulated deficit).

The Group’s objectives when maintaining capital are:

•	to safeguard the entity’s ability to continue as a going concern; and

•	to have sufficient resource to take development projects forward towards commercialisation.

The Group continues to incur substantial operating expenses. Until the Group generates positive net cash inflows from the commercialisation of its products it remains dependent upon additional funding through the injection of equity capital and government funding. The Group may not be able to generate positive net cash inflows in the future or to attract such additional required funding at all, or on suitable terms. In such circumstances the development programmes may be delayed or cancelled and business operations cut back.

The Group seeks to reduce this risk by keeping a tight control on expenditure, avoiding long-term supplier contracts (other than clinical trials), prioritising development spend on products closest to potential revenue generation, obtaining government grants (where applicable), maintaining a focused portfolio of products under development and keeping shareholders informed of progress.

There have been no changes to the Group’s objectives, policies and processes for managing capital and what the Group manages as capital, unless otherwise stated in this note, since the past year.

24	Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using tax rates applicable in the tax jurisdictions where the tax asset or liability would arise.

The movement on the deferred tax account is as shown below:

	2016	2015	2014
	£’000	£’000	£'000

Liability at 1 January	6,547	354	-
Arising on business combination	-	6,191	714
Credited to income on impairment and amortisation of intangibles	(5,509)	-	(360)
Credited to income statement	(1,740)	(131)	-
Foreign exchange gain	702	133	-

Liability at 31 December	-	6,547	354

A deferred tax liability has arisen due to deferred tax on intangible assets acquired in 2015. The liability recognised on the 2014 acquisition has tax losses in the acquired entity which qualifies for offset.

An intangible asset was impaired in the financial statements for the year ended 31 December 2014 by £1.8m and consequently a £0.36m credit was recognised in the income statement. Furthermore, another intangible asset was impaired by £11.4m in 2016 which resulted in a £4.6m tax credit being recognised in the income statement.

Unused tax losses carried forward, subject to agreement with local tax authorities, were as follows:

	Gross losses	Unrecognised deferred tax asset
	£’000	£’000

31 December 2014	16,017	3,203
31 December 2015	23,286	4,191
31 December 2016	26,956	5,049

With the exception of the £3.67m (2015: £1.63m: 2014: £1.81m) deferred tax asset which qualifies for offset against the deferred tax liabilities arising on the acquisitions of Midatech Pharma (Wales) Limited and Midatech Pharma US, the remaining potential deferred tax asset (£8.1m) has not been provided in these accounts due to uncertainty as to the whether the asset would be recovered.

Details of the deferred tax liability are as follows:

2016	Asset	Liability	Net
	£’000	£’000	£'000

Business Combinations	3,668	(3,668)	-

2015	Asset	Liability	Net
	£’000	£’000	£'000

Business Combinations	1,625	(8,172)	(6,547)

2014	Asset	Liability	Net
	£’000	£’000	£'000

Business Combinations	1,806	(2,160)	(354)

25	Share capital

	2016	2016	2015	2015	2014	2014
Authorised, allotted and fully paid – classified as equity	Number	£	Number	£	Number	£

At 1 January
Ordinary shares of 0.005p each	48,699,456	2,435	33,467,504	1,673	27,794,258	1,390
Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001

Total		1,002,436		1,001,674		1,001,391

In accordance with the Articles of Association for the Company adopted on 13 November 2014, the share capital of the Company consists of an unlimited number of ordinary shares of nominal value 0.005 pence each. Ordinary and Deferred shares were recorded as equity.

Rights attaching to the shares following the incorporation of Midatech Pharma plc

Shares classified as equity
The holders of ordinary shares in the capital of the Company have the following rights:

(a)	to receive notice of, to attend and to vote at all general meetings of the Company, in which case shareholders shall have one vote for each share of which he is the holder.
(b)	to receive such dividend as is declared by the Board on each share held.

The holders of Deferred Shares in the capital of the Company:

(a)	shall not be entitled to receive notice of or to attend or speak at any general meeting of the Company or to vote on any resolution to be proposed at any general meeting of the Company;
(b)	shall not be entitled to receive any dividend or other distribution of out of the profits of the Company.

In the event of a distribution of assets, the Deferred shareholders shall receive the nominal amount paid up on such share after the holder of each ordinary share shall have received (in cash or specie) the amount paid up or credited as paid up on such ordinary share together with an additional payment of £100 per share. The company has the authority to purchase the Deferred Shares and may require the holder of the Deferred Shares to sell them for a price not exceeding 1p for all the Deferred Shares.

25	Share capital (continued)

Date of Issue	Type of Share Issue	Ordinary Shares	A Preference Shares	B Preference Shares	C Preference Shares	Deferred Shares	Share Price	Total considera- tion

		Number	Number	Number	Number	Number	£	£’000
2014
As at 1 January 2014		2,889,229	1,000,000	75,000	565,064	-	-	9,093

30 January 2014	Equalisation round	39,853	-	-	-	-	-	-
19 April 2014	Subscription option	244,881	-	-	-	-	0.15	37
13 June 2014	Subscription option	8,250	-	-	-	-	0.15	1
4 September 2014	Rights issue	105,314	-	-	511,738	-	5.13	3,165
12 September 2014	Share redemption	-	-	(75,000)	-	-	-	-
	Total pre-share for share exchange – Midatech Limited	3,287,527	1,000,000	-	1,076,802	-		12,296
12 September 2014	Subscriber share – Midatech Pharma plc	1					1.0000	-
13 November 2014	Share for share exchange	3,287,527	1,000,000	-	1,076,802	-	-	-
13 November 2014	Sub-division of subscriber share	9,999	-	-	-	-	0.0001	-
28 November 2014	Warrant exchange share issue	628,356	-	-	-	-	0.0001	-
28 November 2014	Share conversion	(10,000)	-	-	-	1	-	-
28 November 2014	Share conversion	1,076,802	-	-	(1,076,802)	-	-	-
	Total ordinary shares pre-subdivision	4,992,685
28 November 2014	Share sub division	9,985,370	-	-	-	-	-	-
8 December 2014	Share issue on acquisition of Q Chip Limited	5,077,122	-	-	-	-	2.67	-
8 December 2014	Public offering	11,985,019	-	-	-	-	2.67	32,000
8 December 2014	Share conversion	746,747	(1,000,000)	-	-	1,000,000	-	-

		27,794,258	-	-	-	1,000,001		32,000

25	Share capital (continued)

		Ordinary Shares	A Preference Shares	B Preference Shares	C Preference Shares	Deferred Shares	Share Price	Total considera- tion
		Number	Number	Number	Number	Number	£	£’000
2015
As at 1 January 2015		27,794,258	-	-	-	1,000,001		32,000

24 April 2015	Exercise of employee share options	16,500	-	-	-	-	0.00005	-
25 September 2015	Exercise of employee share options	10,000	-	-	-	-	0.00005	-
4 December 2015	Share issue on acquisition of DARA BioSciences, Inc.	5,422,028	-	-	-	-	2.63	14,240
23 December 2015	Deferred consideration re: acquisition of Q Chip Limited	224,718	-	-	-	-	2.67	600

As at 31 December 2015		33,467,504	-	-	-	1,000,001		46,840

1 July 2016	Deferred consideration re: acquisition of Q Chip Limited	74,908	-	-	-	-	2.67	200
31 October 2016	Placing and Open Offer	15,157,044	-	-	-	-	1.10	16,673

As at 31 December 2016		48,699,456	-	-	-	1,000,001		63,713

26	Reserves

The following describes the nature and purpose of each reserve within equity:

Reserve	Description and purpose

Share premium	Amount subscribed for share capital in excess of nominal value.

Merger reserve	Represents the difference between the fair value and nominal value of shares issued on the acquisition of subsidiary companies where the company has elected to take advantage of merger relief.

Shares to be issued	Shares for which consideration has been received but which are not yet issued and which form part of consideration in a business combination.

Foreign exchange reserve	Gains/losses arising on retranslating the net assets of overseas operations into sterling.

Accumulated deficit	All other net gains and losses and transactions with owners (e.g. dividends) not recognised elsewhere.

27	Leases

The Group had commitments under non-cancellable operating leases as set out below:

	Land and
	buildings	Other
2016	£'000	£'000

Expiring In one year or less	371	7
Expiring Between one and five years	449	28

	820	35

	Land and
	buildings	Other
2015	£'000	£'000

Expiring In one year or less	313	1
Expiring Between one and five years	410	2

	723	3

	Land and
	buildings	Other
2014	£'000	£'000

Expiring In one year or less	150	79
Expiring Between one and five years	159	-

	309	79

28	Retirement benefits

The Group operates a defined contribution pension scheme for the benefit of its employees. The assets of the scheme are administered by trustees in funds independent from those of the Group.

29	Share-based Payments

Share Options

The Group has issued options over ordinary shares under the 2014 Midatech Pharma plc Enterprise Management Incentive Scheme, the Midatech Pharma plc 2016 U.S. Option Plan, which is a sub-plan of the approved UK plan, and unapproved share options awarded to non-UK or non-US staff. In addition, certain share options originally issued over shares in Midatech Ltd under the Midatech Limited 2008 unapproved share option scheme or Midatech Limited 2013 approved Enterprise Incentive scheme were reissued in 2015 over shares in Midatech Pharma plc under the 2014 Midatech Pharma plc Enterprise Management Incentive Scheme. Exercise of an option is subject to continued employment.

Details of all share options granted under the Schemes are set out below:

Date of grant	At 1 January 2016	Granted in 2016	Exercised in 2016	Forfeited in 2016	At 31 December 2016	Exercise Price

31 December 2008	26,122	-	-	-	26,122	£1.425
31 December 2008	15,500	-	-	(12,500)	3,000	£3.985
1 April 2010	25,110	-	-	-	25,110	£4.00
20 August 2010	41,766	-	-		41,766	£4.19
13 September 2011	3,000	-	-	-	3,000	£4.19
20 April 2012	35,796	-	-	-	35,796	£4.19

9 May 2014	200,000	-	-	-	200,000	£0.075
30 June 2014	880,000	-	-	-	880,000	£0.075
11 July 2014	5,000	-	-	(2,000)	3,000	£0.075
31 October 2016	-	50,000	-	-	50,000	£1.710
31 October 2016	-	607,600	-	-	607,600	£2.680
14 December 2016	-	8,000	-	-	8,000	£1.550
14 December 2016	-	10,000	-	-	10,000	£1.700
14 December 2016	-	3,000	-	-	3,000	£1.710
14 December 2016	-	3,000	-	-	3,000	£1.730
14 December 2016	-	3,000	-	-	3,000	£1.740
14 December 2016	-	40,000	-	-	40,000	£1.870
14 December 2016	-	40,000	-	-	40,000	£1.880
15 December 2016	-	197,000	-	-	197,000	£1.210
19 December 2016		1,110,000	-	-	1,110,000	£1.210

	1,232,294	2,071,600	-	(14,500)	3,289,394

Options exercisable at 31 December 2016	484,694
Weighted average exercise price of outstanding options at 31 December 2016	£1.234
Weighted average exercise price of options exercised in 2016	n/a
Weighted average exercise price of options forfeited in 2016	£3.446
Weighted average exercise price of options granted in 2016	£1.685
Weighted average remaining contractual life of outstanding options at 31 December 2016	8.6 years

Date of grant	At 1 January 2015	Granted in 2015	Exercised in 2015	Forfeited in 2015	At 31 December 2015	Exercise Price

31 December 2008	26,122	-	-	-	26,122	£1.425
31 December 2008	15,500	-	-	-	15,500	£3.985
1 April 2010	25,110	-	-	-	25,110	£4.00
20 August 2010	59,666	-	-	(17,900)	41,766	£4.19
13 September 2011	3,000	-	-	-	3,000	£4.19
20 April 2012	35,796	-	-	-	35,796	£4.19
3 April 2014	26,500	-	(26,500)	-	-	£0.075
9 May 2014	200,000	-	-	-	200,000	£0.075
30 June 2014	880,000	-	-	-	880,000	£0.075
11 July 2014	11,000	-	-	(6,000)	5,000	£0.075

	1,282,694	-	(26,500)	(23,900)	1,232,294

Options exercisable at 31 December 2015						366,044
Weighted average exercise price of outstanding options at 31 December 2015						£0.502
Weighted average exercise price of options exercised in 2015						£0.075
Weighted average exercise price of options forfeited in 2015						£4.19
Weighted average exercise price of options granted in 2015						n/a
Weighted average remaining contractual life of outstanding options at 31 December 2015						7.8 years

Date of grant	At 1 January 2014	Granted in 2014	Exercised in 2014	Forfeited in 2014	At 31 December 2014	Exercise Price

31 December 2008	44,622	-	-	(18,500)	26,122	£1.425
31 December 2008	15,500	-	-	-	15,500	£3.985
1 September 2009	12,500	-	-	(12,500)	-	£3.985
13 November 2009	25,000	-	-	(25,000)	-	£4.00
1 April 2010	25,110	-	-	-	25,110	£4.00
20 August 2010	59,666	-	-	-	59,666	£4.19
13 September 2011	3,000	-	-	-	3,000	£4.19
20 April 2012	47,796	-	-	(12,000)	35,796	£4.19
1 May 2013	100,000	-	-	(100,000)	-	£6.85
3 April 2014	-	43,000	(16,500)	-	26,500	£0.075
9 May 2014	-	200,000	-	-	200,000	£0.075
30 June 2014	-	880,000	-	-	880,000	£0.075
11 July 2014	-	11,000	-	-	11,000	£0.075

	333,194	1,134,000	(16,500)	(168,000)	1,282,694

Options exercisable at 31 December 2014	125,847
Weighted average exercise price of outstanding options at 31 December 2014	£0.54
Weighted average exercise price of options forfeited in 2014	£5.43
Weighted average exercise price of options granted in 2014	£0.08
Weighted average remaining contractual life of outstanding options at 31 December 2014	8.5 years

Options granted in 2014 relate to the Midatech Limited 2013 approved Enterprise Incentive scheme.

Of the 2,071,600 options granted during 2016, 1,981,600 options contain the following conditions:

•	25% (i.e. 495,400 options) vest on the first anniversary of the relevant date of grant; and
•	A further 6.25% (i.e. 123,850 options) vest every 3 months following the first anniversary of the date of grant such that by the fourth anniversary all 1,981,600 options shall have vested.
•
607,600 of these options related to 2015 but the acquisition of DARA BioSciences and other activities during that year meant that there was insufficient time during Open periods to make the awards until 2016. However, the effective date of grant and hence basis for vesting was in 2015. As a result, 151,900 of these options had vested by 31 December 2016.

The remaining 90,000 options granted during 2016 contain the following conditions:

•	Vesting is conditional on the Midatech Pharma US, Inc. business achieving a revenue target for the year ended 31 December 2017;
•	Subject to the achievement of the revenue target noted above, 25% (i.e. 22,500 options) vest on the first anniversary of the relevant date of grant;
•
A further 6.25% (i.e. 5,625 options) vest every 3 months following the first anniversary of the date of grant such that by the fourth anniversary, and subject to the achievement of the revenue target noted above, all 90,000 options shall have vested.

Otherwise the main vesting condition of all share options is that the Director or employee remain employed with the Group as at the date of exercise or continues to provide consultancy services as at the date of exercise.

The following information is relevant in the determination of the fair value of options granted during the year 2016 under the equity share based remuneration schemes operated by the Group.

2016
Number of options	2,071,600
Option pricing models used	Black Scholes
Share price	£1.143-£1.19*
Exercise price of options issued in year	£1.21-£2.68
Contractual life	10 years
Expected life	5 years
Volatility	40%**
Expected dividend yield	0%
Risk free rate	0.63%-0.74%

*	The share price used in the determination of the fair value of the options granted in 2016 was the average of the opening and closing share prices on the date of grant.
**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a five-year period.

The 200,000 options granted on 9 May 2014 contained the following conditions:

•	25,000 vested immediately;
•	25,000 vest on 1 May 2015, a further 25,000 on 1 May 2016 and a further 25,000 on 1 May 2017;
•	50,000 vest when the ordinary price of a share reaches £13.70;
•	50,000 vest when the ordinary price of a share reaches £27.40;
•	On the event of an initial public offering all of the remaining unvested options vest immediately and have therefore vested due to the IPO in 2014.

The 880,000 and 11,000 share options granted on 9 May 2014 and 11 July 2014 only vest when the Company’s share price achieves certain targets as follows:

•	50% vest when the share price reaches £5.31 per share;
•	A further 25% vests when the share price reaches £13.72;
•	The remaining 25% when the share price reaches £18.86.

Otherwise the main vesting condition of all share options is that the Director or employee remain employed with the Group as at the date of exercise or continues to provide consultancy services as at the date of exercise.

The following information is relevant in the determination of the fair value of options granted during the year 2014 under the equity share based remuneration schemes operated by the Group. No share options were granted by the Company in 2015, however a number of share options and warrants were assumed by the Company on the acquisition of Dara BioSciences, Inc. (see note 12).

2014
Number of options	1,134,000
Option pricing models used	Black Scholes/ Monte Carlo
Share price	£2.67*
Exercise price of options issued in year	7.5p
Contractual life	9 -10 years
Volatility	60%**
Expected dividend yield	0%
Risk free rate	1.51%

*	The share price used in the determination of the fair value of the options granted in 2014 was the price of ordinary shares issued at initial public offering in December 2014.
**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a four-year period.

All other share options relate to the Midatech Limited 2008 unapproved share option scheme.

30	Capital commitments

The Group had no capital commitments at 31 December 2016, 31 December 2015 and 31 December 2014.

31	Related party transactions

Details of Directors’ remuneration are given in note 5.

Transactions with Monosol RX, LLC

The Directors consider Monosol RX, LLC (“Monosol”) to be a related party by virtue of the fact that Monosol is a shareholder of the company and a collaborative partner in the MidaSol Therapeutics joint operation.

During the period, due to cessation of activities within the MidaSol joint operation no monies were receivable from Monsol (2015: £317K, 2014: £273k) for research services. Amounts receivable in prior years were credited to research and development expenditure.  The year-end receivable due from Monsol was nil (2015: £219K, 2014: nil). As a result of the cessation of activities, Monosol ceased to be a related party on 2 May 2016.

Monosol is also the licensor of the Company’s Zuplenz® product.  In this capacity, the Group incurred royalty costs up to the date at which it ceased to be a related party of £187.7k, payable to Monosol (2015: nil).  The year-end payable to Monosol was £48.7k (2015: nil).

The Group has not made any allowances for bad or doubtful debts in respect of related party debtors nor has any guarantee been given or received during 2016, 2015 or 2014 regarding related party transactions.

32	Contingent liabilities

The Group had no contingent liabilities at 31 December 2016, 31 December 2015 and 31 December 2014.

33	Ultimate controlling party

The Directors do not consider that there is an ultimate controlling party.

34	Post balance sheet events

In Q1 2017, the Company entered into a senior secured loan agreement for £6m with Silicon Valley Bank. The loan is available to be drawn down in three tranches of £2m each, the first being available following signing of the loan agreement and the other two tranches dependent upon future research milestones.